2007 annual report

2007 Financial Highlights

(In thousands, except per share amounts)

At December 31	2007	% change	2006	% change	2005
Net sales	$ 111,058	(5.5)%	$ 117,467	3.4%	$ 113,565
Net income	5,041	(36.2)	7,898	5.0	7,521
Earnings per share					
Basic	0.31	(35.4)	0.48	2.1	0.47
Diluted	0.31	(34.0)	0.47	2.2	0.46
Total assets	33,607	(9.9)	37,282	43.5	25,981
Long-term debt, less current maturities	—	—	—	(100.0)	2,211
Stockholders' equity	23,805	(14.2)	27,734	120.7	12,565
Return on net sales	4.5%		6.7%		6.6%
Return on average total assets	14.0%		23.2%		25.8%
Return on equity	19.9%		35.6%		53.2%
Current ratio	2.46		2.88		1.40
Long-term debt to equity ratio	—		—		0.18

twenty
Ready for more years of Growth



Dear Fellow Reliv Shareholder,
Reliv celebrates its 20th anniversary in 2008. Our mission today remains the same as it was when my wife, Sandy, and I founded Reliv: to Nourish Our World... in body, mind and spirit.

We can look back on those 20 years with pride. Our business model, our products, and our business opportunity have withstood the test of time. We grew from two employees to about 250. Our operations spread from the United States to 12 other countries. Our annual sales grew to more than $110 million.

Looking forward, we are confident that the next 20 years will be better than our first 20 for many reasons:

... We develop and market effective, patented products.
... The business opportunity we offer is second to none.
... We are strongly positioned in the growing wellness and direct-selling industries.
... We have an experienced, successful management team.

Just as important, we have strategies in place that we believe will return Reliv to top-line and bottom-line growth in 2008.

Before we discuss our growth strategies, let's recap our performance in 2007.

We are pleased with the increase in our distributor base and the continued growth in our sales outside of the United States. But obviously, we would much rather be entering our 20th anniversary year with stronger momentum.

Sales in 2007 declined 5.5 percent to $111.1 million. We attribute the sales drop to the slower pace of distributor advancements during 2007 compared with previous years, and to a corresponding decline in the size of the average order. Though overall sales declined, we saw high points in Reliv's Asia and Australia regions, with overall sales gains in both areas. In Asia in particular, the pace of sales growth picked up significantly in the second half of the year. We're optimistic that we will continue to see sales growth there this year.

Earnings for the year were $5.0 million, or $0.31 per diluted share, compared with net income of $7.9 million or $0.47 per diluted share in 2006.

Reliv's distributors at year-end 2007 numbered 69,970, a 7.7 percent increase over the size of the distributor base on Dec. 31, 2006. That kind of growth is critical to our success.

2008 Initiatives

[illegible] We believe we [illegible] our 2008 [illegible]

- Sponsoring and sales momentum
- Product development
- Market expansion
- Strategic relationships

Sponsoring and Sales Momentum

Expansion of our distributor base was our No. 1 goal in 2007. As noted above, we succeeded. In 2008, increasing our base is again our No. 1 goal.

To keep our momentum going, we're planning to give our distributors sales and sponsoring tools that are better than ever before. We believe the tools offer great growth potential for Reliv. We tested a new sales tool in 2006: the first issue of *Success from Home* magazine devoted exclusively to Reliv. In January 2008, we offered a second Reliv issue of *Success from Home,* and we are seeing strong acceptance by our field.

We also are testing other sales tools. In the United Kingdom and Germany in 2007, we introduced four-page publications that, in contrast to *Success from Home* magazines, are more like newspapers.

In 2008, we will introduce our first newsletter devoted exclusively to motivation. The publication is written by internationally known motivation and leadership expert Paul J. Meyer, who is a Reliv distributor and shareholder. We believe this will be an effective supplement to our existing motivational materials.

The tools noted above supplement the Reliv Success System, a proven program that forms the backbone of our efforts to help distributors expand their business.


John C. Maxwell: How to Reach Your Full Potential
SUCCESS
from
HOME
Reliv
turns
Twenty
...and Looks Ahead to Unprecedented Growth
Getting the Nutrition You Need


the weight is over.
slimplicit
slimplicity

Product Development

The launch of the Slimplicity® Weight Loss System last year, followed by the introduction of Slimplicity in the European Union in January 2008, is a great example of our product-specific growth strategies. The introduction of new products can create excitement, bring in new customers, and expand the number of products existing customers use. Reliv's research and development staff continually works on creating new products.

Introducing Slimplicity into our European markets — the United Kingdom, Germany, the Netherlands, and Austria — was the equivalent of launching a new product. Eventually we intend to introduce Slimplicity into all of our markets, though we have not yet set launch dates.

In fact, we regularly look at our existing products to determine which ones have the greatest potential for success outside of the U.S. In 2007, for example, we introduced Reliv Now® for Kids into both the Australian and the Asian markets.


vanilla
reliv
now
for
kids!
reliv
now
for
kids!




BUSINESS





Market Expansion

Reliv management constantly evaluates market-expansion possibilities in two ways.

First, we always look to increase sales in existing markets. This year, we plan to make improvements in current programs. For example, our automatic shipment program is currently under-used. We intend to remedy that. Because our products typically come in a four-week supply, they are naturals for automatic monthly shipping. The planned improvements will give the program new momentum, which we believe will boost our long-term sales.

Second, we look to enter new markets under the right conditions. Although sales growth in existing markets will be our primary goal in 2008, during the year we expect to open operations in Indonesia to complement our growing Asian business.

We believe that a focus on specific market segments offers another avenue for sales growth. A number of our marketing and sales staff members devote their time and efforts solely to serving the U.S. Hispanic market. More than 41 million Hispanics live in the United States, where they are the fastest growing ethnic group. As we increased support for Hispanic distributors, our sales increased. We believe we still have great growth potential in this market.

Strategic Relationships

Management is also looking for ways to build closer, longer-term relationships with both distributors and customers. In 2007, we initiated a grassroots effort in which we sent, not just the sales team, but other members of our corporate staff to meet with groups of distributors and prospects in cities throughout the United States. In 2008, we plan to make more such trips than at any time in the last three years. Those trips should motivate distributors and strengthen relationships among them and Reliv executives.

In 2008, Reliv plans to expand its grassroots efforts to **strengthen relationships** between our distributors and corporate executives.

Reliv Scientific Advisory Board

Reliv's Scientific Advisory Board acts as a vital link between the research community and Reliv's product development group. They offer feedback on everything from trends in nutrition science and technology, to analysis of specific ingredients, to changes in the way experts view nutrition as a means to enhancing health and well-being.



Dr. Carl W. Hastings
Reliv Vice Chairman and Chief Scientific Officer

Reliv's product development and manufacturing programs are headed by Vice Chairman and Chief Scientific Officer Dr. Carl W. Hastings. Dr. Hastings holds a Ph.D. in food science from the University of Illinois and is a world-renowned authority on soy. Part of Reliv since its founding in 1988, he established the strict quality standards that continue to earn Reliv praise throughout the industry.

In total, Dr. Hastings has spent nearly 40 years in food product research and development. He began his career at Mead Johnson where he conducted research into sterilized liquid nutritional food products for adults and children. He also developed low-calorie foods marketed under the Weight Watchers brand. While at A.E. Staley Company, Dr. Hastings developed new applications for food ingredients developed from corn and soybeans, including starch, sweeteners, protein and fiber.

Dr. Hasting's commitment to innovation in the field of nutrition has produced several U.S. patents for Reliv products.

Bob Owen
Managing Director, Mindwake Enterprises Pty. Ltd.
Sydney, Australia



Bob Owen, a noted expert in complementary health care and nutrition, is managing director of Mindwake Enterprises Pty. Ltd., a consulting firm specializing in analytical chemistry and health care sciences. He is also a Scientific Advisor to the Complementary Healthcare Council of Australia.

Owen has more than 40 years of managerial experience in research and development, quality control, regulatory and technical issues in the pharmaceutical and nutrition industries in Australia, New Zealand, Southeast Asia and the United Kingdom. He has worked with such global companies as Pfizer and Bristol Myers/Mead Johnson.

He earned a Master of Science degree from London University, and is a member of the Royal Society of Chemistry. In addition, Owen is a Chartered Chemist (C. Chem.) and a Chartered Scientist (C. Sci.) of the Royal Society of Chemistry



Dr. Clare M. Hasler
Founding Executive Director,
Robert Mondavi Institute for Wine and Food Science,
University of California-Davis

Dr. Clare Hasler is an internationally recognized authority on nutraceuticals and functional foods that provide specific health benefits, such as lowering the risk of heart disease or cancer, in addition to meeting basic nutritional needs. She is founding executive director of the Robert Mondavi Institute for Wine and Food Science at the University of California-Davis, and is a distinguished lecturer for the Institute of Food Technologists. She serves on the editorial boards of the Journal of Medical Foods and the Journal of the American Nutraceutical Association.

Dr. Hasler was also the founding director of the Functional Foods for Health Program, a joint effort between the University of Illinois at Chicago and University of Illinois at Urbana-Champaign. She has written extensively on functional foods and other health-related issues. Dr. Hasler earned a dual Ph.D. in Human Nutrition and Environmental Toxicology from Michigan State University. She also earned an MBA from the University of Illinois at Urbana-Champaign.

Dr. Stephen R. Pfeifer
Board Certified Family Practice Physician



Dr. Stephen Pfeifer is a board-certified family practice physician in private practice in Indianapolis. He earned his medical degree from the Indiana University School of Medicine and completed the Family Practice Residency Program at Methodist Hospital of Indiana. Dr. Pfeifer has been a member of Reliv's Scientific Advisory Board since its inception in 1992.



Dr. Linda K. Bivins
Board Eligible Family Practice
Physician, Retired

Dr. Linda K. Bivins retired from family practice in 2000. She received her medical degree from the University of Florida College of Medicine in Gainesville, FL. She completed an internship at Phoenix Baptist Hospital Family Practice Program in Phoenix, AZ, and did her residency at St. Vincent's Family Practice Program in Jacksonville, FL. Dr. Bivins has also been a member of Reliv's Scientific Advisory Board since 1992.

We strengthened our Scientific Advisory Board in 2007 with the addition of Bob Owen, an Australian expert in complementary health care and nutrition. Mr. Owen has 40 years of experience in the pharmaceutical and nutrition industries. He has worked with Pfizer, Bristol-Myers Squibb/Mead Johnson Nutritionals and other global companies.

Earlier in this letter, I mentioned a new shareholder, Paul J. Meyer. Mr. Meyer founded Success Motivation Institute in 1960. Since then, he has built it into a group of international companies that market his motivational and leadership materials in more than 60 countries. We are very pleased that Mr. Meyer recognizes the value of our company and the growth potential of our business.






NOURISH
OUR



The Reliv Foundation

Finally, I want to mention the Reliv Kalogris Foundation. It achieved another record year in 2007, and we expect it to do that again in 2008. The Foundation provides free nutritional supplements to more than 41,000 people every day, including tens of thousands of children. Annual donations from distributors topped $1 million for the first time in 2007. I'm tremendously proud of the accomplishments of this Foundation. I consider its success one of the highlights of our 20-year history.

Interestingly, the Reliv Kalogris Foundation has become a source of growth for Reliv. When explaining Reliv to prospects, our distributors obviously emphasize our products and business opportunity. But at some point in the conversation, they may bring up the Reliv Foundation. Some prospects become enamored with Reliv and join us partly because they believe so strongly in the Foundation's efforts to nourish impoverished people all over the world.

That is a tremendous legacy for Reliv. We believe that the Foundation will continue to thrive along with the company over the next 20 years, as we expand our mission to Nourish Our World.

Robert L. Montgomery
Chairman, President and Chief Executive Officer
April 1, 2008

Board of Directors

Robert L. Montgomery
Chairman, President and
Chief Executive Officer
Reliv International, Inc.

Carl W. Hastings, Ph.D.
Vice Chairman
Reliv International, Inc.

Stephen M. Merrick
Senior Vice President,
Reliv International, Inc.

Donald L. McCain
Corporate Secretary,
The Baughan Group, Inc.

John B. Akin
Retired Vice President,
A. G. Edwards, Inc.

Robert M. Henry
Chairman and Chief Executive Officer
Arbonne International, Inc.

Denis St. John, CPA
Chairman
Real Estate Development Strategies, LLC

Michael D. Smith
Senior Vice President of Major Initiatives
Stampin' Up!

Patrick G. Doherty
President
Mariner Equity Management

Corporate Officers

Robert L. Montgomery
Chairman, President and
Chief Executive Officer

Carl W. Hastings, Ph.D.
Vice Chairman
Chief Scientific Officer

R. Scott Montgomery
Executive Vice President,
Chief Operating Officer

Ryan A. Montgomery
Executive Vice President,
Worldwide Sales

Steven G. Hastings
Senior Vice President,
North American Sales

Stephen M. Merrick
Senior Vice President,
International and Corporate Development
General Counsel and Secretary

Donald E. Gibbons, Jr.
Senior Vice President, International Sales

Steven D. Albright
Vice President, Finance
Chief Financial Officer

Kurt C. Wulff
Vice President, Marketing

Ronald W. McCain
Vice President, Sales Development

Brett M. Hastings
Vice President, Legal

Barry A. Murov
Vice President, Corporate Communications

Five-Year Financial Summary

(In thousands, except per share amounts)	*2007*	*2006*	*2005*	*2004*	*2003*
Net sales	$111,058	$117,467	$113,565	$ 96,982	$ 76,960
Net income	5,041	7,898	7,521	5,386	4,397
Preferred dividends accrued and paid	—	—	—	12	56
Net income available to common shareholders	5,041	7,898	7,521	5,374	4,341
Earnings per common share:					
Basic	0.31	0.48	0.47	0.34	0.29
Diluted	0.31	0.47	0.46	0.31	0.26
Cash dividends per share of common stock	0.100	0.100	0.075	0.065	—
Total assets	33,607	37,282	25,981	30,997	24,681
Long-term debt and capital lease obligations, less current maturities	—	—	2,211	3,358	3,700

Stock Price & Dividend Summary

2007	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 11.49	$ 8.57	$ 10.94	$ —
Second Quarter	11.56	9.53	10.50	0.050
Third Quarter	11.60	8.94	10.04	—
Fourth Quarter	10.07	7.50	8.19	0.050
2006	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 18.69	$ 11.00	$ 12.39	$ —
Second Quarter	12.86	9.14	9.88	0.050
Third Quarter	10.37	6.46	8.99	—
Fourth Quarter	10.25	8.10	8.68	0.050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number
1-11768

RELIV' INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	371172197
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
136 Chesterfield Industrial Boulevard Chesterfield, Missouri	63005
(Address of principal executive offices)	(Zip Code)

(636) 537-9715
Registrant's telephone number, including area code

Securities registered pursuant to Sections 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based upon the closing price of $10.50 per share of the registrant's common stock as reported on the NASDAQ Global Select Market on June 29, 2007, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $115.5 million. (The determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the registrant is not bound by this determination for any other purpose.)

The number of shares outstanding of the registrant's common stock as of March 1, 2008 was 15,873,754 (excluding treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K into Which Document Is Incorporated
Sections of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 22, 2008, which is expected to be filed no later than 120 days after December 31, 2007	Part III

INDEX

FORWARD-LOOKING STATEMENTS

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in "Item No. 1A - Risk Factors."

PART I

Item No. 1 - Business

Overview

We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. All but one of our science-based supplements are packaged in powdered form and are not only simple to use but also, when mixed with water, juice or other liquid and consumed, provide an effective means of delivering nutrients to the body. We also offer one encapsulated product and a line of skin care products. We sell our products through an international network marketing system using independent distributors. We have sold products in the United States since 1988 and in selected international markets since 1991.

We currently offer 15 nutritional supplements and a line of seven skin care products. We have selectively evolved our product offering over our history. Our core line of nutritional supplements, which represented 64.5% of net product sales for the year ended December 31, 2007, includes the following four products:

- Reliv Classic and Reliv NOW — two basic nutritional supplements containing a full and balanced blend of vitamins, minerals, proteins and herbs
- Innergize! — an isotonic sports supplement in three flavors
- FibRestore — a high-fiber and antioxidant supplement

These are our most successful supplements based on fiscal year 2007 net sales. We have 11 other nutritional supplements that complement these four core products. We periodically refine our products and introduce related new products and product categories. Our internal research and development team has developed most of our products, and we hold U.S. patents on five of these products — Innergize!, FibRestore, Arthaffect, ReversAge and Cellebrate. In addition, we have applied for U.S. patents on ProVantage and CardioSentials.

We believe that our network marketing model is the best method for the marketing and sale of our products because it utilizes ongoing personal contact among our distributors and their retail customers. This enables our distributors to communicate directly regarding the products, the business opportunity we offer and their personal experiences with both. We provide our distributors with a financially rewarding and entrepreneurial opportunity, affording them the ability to earn compensation both from the direct sale of products and from sales volume generated by distributors they sponsor. We actively support our distributors by providing marketing materials, a dependable product fulfillment system and frequent educational, training and motivational programs.

The majority of our sales traditionally has been, and is expected to continue to be, made through our distributors in the United States. We also currently generate sales through distributor networks in Australia, Austria, Canada, Germany, Ireland, Malaysia, Mexico, the Netherlands, New Zealand, the Philippines, Singapore and the United Kingdom. In each country in which we conduct business, our distributors operate under a uniform business and compensation model that maintains consistent marketing, sales, fulfillment and compliance procedures. As of

December 31, 2007, our network consisted of approximately 69,970 distributors — 56,920 in the United States and 13,050 across our international markets.

We manufacture all of our powdered nutritional supplements at our facility in Chesterfield, Missouri. We believe our ability to formulate and manufacture all but one of our own products enables us to produce our products efficiently while maintaining our high standards of quality assurance and proprietary product composition.

Industry Overview

Nutritional Supplement Market

We operate primarily in the $22.5 billion U.S. nutritional supplement market, which is part of the broader $85 billion U.S. nutrition industry according to 2007 data published by the *Nutrition Business Journal*, or NBJ, and $228.0 billion global nutrition industry, also according to the NBJ.

A combination of demographic, healthcare and lifestyle trends are expected to drive continued growth in the nutritional supplement market. These trends include:

- *Aging Population:* The U.S. Census Bureau projects that, by 2010, approximately 39.2% of the U.S. population will be 45 years of age or older, up from 34.5% in 2000. This growing population is expected to live longer, as the average life expectancy reached an all-time high of 75.2 years for men and 80.4 years for women in 2004 according to the Centers for Disease Control, or CDC. We believe this growing population will continue to focus on their nutritional needs as they age.

- *Rising Healthcare Costs and Use of Preventive Measures:* The cost of the U.S. healthcare system has increased rapidly, reaching approximately $2.3 trillion in 2007 and is expected to reach $4.2 trillion by 2016, according to the National Coalition on Health Care. Since 2000, insurance premiums for family coverage have increased by 73% compared with inflation growth of 14% according to the 2005 Employer Health Benefits Survey by the Kaiser Family Foundation and Health Research and Educational Trust. In order to maintain quality of life as well as reduce medical costs, many consumers take preventative measures to improve their general health, including the use of nutritional supplements.

- *Increasing Focus on Weight Management:* A study from the CDC completed in 2004 estimated that 66% of the U.S. adult population is overweight and 32% is obese. Since being overweight can lead to more serious health concerns such as diabetes, heart disease and other chronic illnesses, we believe that the rise in obesity will result in an increased need not only for weight loss products but wellness products as well.

- *Increasing Focus on Fitness:* In its 2005 annual report, the International Health, Racquet & Sportsclub Association, or IHRSA, estimated that there are approximately 85 million health club members worldwide, up from approximately 60 million five years ago, representing a compound annual growth rate of 7%. In the United States, there were approximately 41 million health club members, representing 14% of the population, according to the IHRSA report. We believe that fitness-oriented consumers are interested in taking sports nutrition products to increase energy, endurance and strength during exercise.

Direct Selling Market

Health and nutrition products are distributed through various market participants, including retailers such as supermarkets, drugstores, mass merchants and specialty retailers; direct marketers such as mail order companies and Internet retailers; and direct sellers such as network marketers and healthcare practitioners. We distribute our products through the direct selling channel via our network marketers.

Direct selling involves the marketing of products and services directly to consumers in a person-to-person manner. Direct selling is a significant global industry largely utilized for the sale of a wide range of consumer products from companies such as Avon Products Inc., Alticor Inc. (Amway Corp.) and Tupperware Brands

Corporation. According to the World Federation of Direct Selling Associations, or WFDSA, the 2004 global direct selling market (for all product categories) was estimated to be $99.4 billion. The WFDSA estimates that the number of individuals engaged in direct selling grew by a 12.6% compound annual growth rate from 1993 to 2003 to include over 13.6 million direct salespeople in the United States and 54 million salespeople worldwide.

While the United States is currently the largest direct selling market with $29.9 billion in annual sales in 2004, international markets account for 70% of the entire industry, according to the WFDSA. Fourteen countries (including the United States) have annual direct sales revenue of at least $1 billion and 33 countries have annual direct sales revenue of at least $100 million, according to the WFDSA.

For the nutrition industry, the direct selling channel accounted for approximately 34.0% of the total U.S. nutritional supplements sold in 2004, or approximately $6.9 billion, according to the NBJ. The direct selling channel experienced more growth than retail channels in the United States for nutritional supplement sales in 2004, according to the NBJ.

We believe that we are well positioned to capitalize on the domestic and international growth trends in direct sales, as both a developer and manufacturer of proprietary nutritional products, utilizing our network marketing distribution system.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that have historically supported our growth and enabled us to achieve sustained profitability.

Complete, Simple Nutrition. We focus on the completeness, balance and simplicity of our basic nutritional supplements — Reliv Classic and Reliv NOW — as captured by our slogan, "Nutrition Made Simple. Life Made Rich." Because these two basic nutritional supplements each contain a full and balanced blend of vitamins, minerals, proteins and herbs, supplementation is made simple for the consumer, who does not have to select and purchase several supplements for his or her basic nutritional needs. For more specific individual needs, we provide 13 additional supplements. We believe that our two basic nutritional supplements, together with our additional supplements and skin care products, enhance the ability of our distributors to build their businesses by providing a comprehensive, simple product offering.

Powder-Based Nutritional Supplements. We believe that our powder-based nutritional supplements provide a competitive advantage over other supplements such as vitamins, minerals and herbs in pill or tablet form. Our nutritional products are consumed with water, milk or juice and provide an effective means of delivering nutrients to the body. We believe nutrients taken orally in liquid form lead to better absorption at the cellular level, or "bioavailability."

In-House Development and Production. We have developed substantially all of our products utilizing nutrition science as the basis for product formulation. We maintain an ongoing research and development effort led by Dr. Carl W. Hastings, Ph.D. and consult regularly with other industry professionals and with the physicians on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Since 1993, we have manufactured substantially all of our nutritional products at our facility in Chesterfield, Missouri. Currently, we outsource only one product, our Slimplicity accelerator capsules. We believe our ability to formulate and manufacture all but one of our own products enables us to maintain our high standards of quality assurance and proprietary product composition.

Growing and Experienced Ambassador Team. Our Ambassador corps consists of distributors who have achieved the level of Master Director, have earned royalty payments of at least $4,000 in consecutive months and meet our leadership and character criteria necessary to garner our invitation to be an Ambassador. Our Ambassadors generally are our most productive distributors and are essential in recruiting, motivating and training our entire distributor network. We, and our Ambassadors, lead hundreds of annual events throughout all of our markets to motivate and train distributors, including regular recruiting meetings, trainings, conference calls, training schools for Master Affiliates and higher levels and regional, national and international distributor conferences. On December 31, 2007, we had a total of 374 Ambassadors. The top 10 distributors at the Ambassador level have been with us for an average of 15 years, which provides consistency in training new distributors and contributes to increased sales.

Uniform Distributor Business Model. Our distributor compensation system is uniform throughout our domestic and international markets. The compensation plan is "seamless" in that distributors in each market all receive discounts and commissions on the same terms. We also provide consistent distributor documentation, training and methods throughout our system and in all of our markets. We believe this uniform model is effective in motivating and training distributors to build their businesses and enter new markets.

Experienced and Incentivized Management Team. Our management team is led by our founder, Robert L. Montgomery, who has been our Chief Executive Officer since the inception of our company in 1985. Our executive officers have been employed by our company for an average of 13 years and are experienced in their areas of focus, which include manufacturing, sales, finance, marketing and operations. As of March 1, 2008, our directors and executive officers beneficially own approximately 30.7% of our common stock.

Our Business Strategy

Our basic objective is to increase our net sales by increasing the number and productivity of our distributors and by periodically improving our existing products and introducing new products. We also intend to invest in our infrastructure to improve our operating efficiencies, provide better service to our distributors and leverage our current operating facilities to improve our profitability. We seek to accomplish these objectives by employing the following strategic initiatives:

Leverage and Expand our Existing Distributor Base Throughout the United States. The United States has been and will continue to be our largest market. Our growth strategy in the United States involves multiple initiatives, such as increased investment in company-sponsored events and training and better utilization of our upper-level distributors across different geographical areas. In addition, we expect to introduce a new autoship program intended to increase customer and distributor retention. We will continue to implement these initiatives while focusing on untapped markets in the United States.

Expand in Existing and New International Markets. We believe there is a significant opportunity to increase our net sales in international markets. We have a uniform business model across all of our markets and encourage our distributors to pursue their business in multiple markets. In selected markets, we have begun investing in additional marketing support for our distributors that is consistent with our successful activities in the United States, including third party advertising materials and company-sponsored distributor meetings. We believe this uniform business model and additional marketing expense will encourage expansion of our distributors in our existing international markets and will provide a framework that facilitates our entry into new international markets. To that end, we continue to monitor business conditions in potential new markets and will selectively expand as timing and conditions are appropriate.

Invest in Improved and New Products. As a developer of nutritional supplements, it is vital to continue to invest in the research and development of new and innovative products. Additionally, we will continue to improve and validate the efficacy of our existing product line. For example, in February 2007 we launched our Slimplicity Weight Loss System that includes a meal replacement product and accelerator capsules to aid in weight loss. These types of investments should facilitate customer and distributor retention, as well as the recruitment of new distributors.

Expand and Improve our Manufacturing and Distribution Capabilities. We currently manufacture all of our powdered nutritional supplements at our facility in Chesterfield, Missouri. This allows us to precisely control product composition and quality assurance. Periodically, we make appropriate investments that enhance our manufacturing capabilities and capacity to further leverage our existing facilities and trained production staff. We expect to continue to make appropriate investments in our manufacturing and fulfillment facilities.

Our Products

Product Overview

Our product line includes nutritional supplements that address basic nutrition, specific wellness needs, weight management and sports nutrition. We combine ingredients from science and nature in targeted, well-balanced, easy-to-use formulas that are specifically designed to enhance wellness and increase performance and energy in specific applications. All but one of our supplements are in powdered form that the consumer mixes with water, juice or other liquid. We also have one encapsulated product and a line of skin care products.

We currently offer 15 nutritional and seven skin care products. Our basic nutritional supplements are formulated to provide a balanced and complete level of supplementation for the consumer. For more specific needs, we provide other focused product formulations. We have purposely been selective in the number and types of products that we offer. By providing a line of targeted products, we make it simple for our distributors and consumers to choose products appropriate for their objectives. We consider four of our oldest and best selling products — Reliv Classic, Reliv NOW, Innergize! and FibRestore — to be our primary or "core" products.

The following table summarizes our product categories. The net sales figures are for the year ended December 31, 2007:

Product Category	Product Name	% of 2007 Net Sales(1)	Year Introduced
Basic Nutrition	Reliv Classic	21.3	1988
	Reliv NOW	14.7	1988
	NOW for Kids	3.9	2000
	Reliv Delight	0.1	2001
Specific Wellness	FibRestore	14.9	1993
	Arthaffect	7.2	1996
	ReversAge	4.4	2000
	SoySentials	2.2	1998
	CardioSentials	2.4	2005
Weight Management(2)	Slimplicity Meal Replacement	6.2	2007
	Slimplicity Accelerator Capsule	3.1	2007
	Reliv Ultrim Plus	1.0	1988
	Cellebrate	0.8	1995
Sports Nutrition	Innergize!	13.6	1991
	ProVantage	3.1	1997
Skin Care	ReversAge Skin Care	1.1	2001

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(1) This table does not include net sales for the year ended December 31, 2007 related to freight and handling and sales of marketing materials, which represented approximately 11.8% of net sales for the year ended December 31, 2007.

(2) In February 2007, we introduced our Slimplicity Meal Replacement formula and Slimplicity Accelerator Capsules in the United States and in January 2008, we introduced Slimplicity in each of our European markets. Upon introduction of our Slimplicity products in a particular market, our Reliv Ultrim-Plus line was discontinued in that market.

Basic Nutrition Supplements

Our four basic nutrition supplements provide consumers with a broad spectrum of essential nutrients. Every formulation is specifically designed to optimize and enhance the benefits of the nutrients it contains.

- Reliv Classic is a nutritional supplement containing a variety of vitamins and minerals, soy and other protein sources and various herbs. It is a vegetarian product that contains no animal compounds, artificial preservatives, artificial flavors or added simple sugars. Reliv Classic is available in the United States, Australia, New Zealand, Canada, Germany, Austria, the Netherlands, the United Kingdom, Ireland, Malaysia, Singapore and the Philippines.

- Reliv NOW is a nutritional supplement containing a variety of vitamins and minerals, soy and other protein sources and various herbs. Reliv NOW is available in every country where we operate.

- NOW for Kids is a product designed to provide a balanced nutritional supplement for a child's diet and contains a variety of vitamins and minerals. NOW for Kids is available in Australia, New Zealand, United States, the United Kingdom, Ireland and the Philippines.

- Reliv Delight is a powdered nutritional supplement sold as a milk replacement. Reliv Delight is available in Mexico and the United States.

Specific Wellness Supplements

Our line of five specific wellness supplements contains specific compounds that target certain conditions and promote health. Each product is intended to work in conjunction with our basic nutritional supplement formulas to provide an effective, balanced and natural method for sustaining health and well-being.

- ReversAge is a patented youth-promoting nutritional supplement designed to slow down the effects of the aging process. Three proprietary complexes form the foundation of the supplement: longevity complex, antioxidant complex and herbal complex. The longevity complex is restorative and designed to replenish key hormones while creating balance within the body's major systems; the antioxidant complex is designed to slow aging at the cellular level and the herbal complex delivers a variety of herbs, including Ginkgo Biloba and Maca. ReversAge is available in every country where we operate except Germany, the United Kingdom, Ireland and Singapore. In Canada, the product is marketed as Nutriversal.

- SoySentials is a nutritional supplement containing soy as well as other vitamins, minerals and herbs designed for use by women. SoySentials provides a woman with key nutrients targeted to promote women's health and ease the symptoms of menopause and PMS. SoySentials is available in the United States, Canada, the United Kingdom, Ireland and Mexico.

- CardioSentials is a berry-flavored nutritional supplement introduced in February 2005 that promotes heart health. The product contains 1,500 mg of phytosterols per serving, policosanol and several powerful antioxidants. In a clinical study of this product, participants experienced meaningful reductions in cholesterol as well as improvement in their high-density lipoprotein, or HDL, and low-density lipoprotein, or LDL, ratios. We have applied for a U.S. patent on CardioSentials. CardioSentials is available only in the United States.

- Arthaffect is a patented nutritional supplement containing Arthred, a patented form of hydrolyzed collagen protein, which is clinically reported to support healthy joint function. The product is available in the United States, Australia, New Zealand, Mexico, the Philippines and Canada. The product is marketed as A-Affect in Australia, New Zealand and Canada due to local product regulations.

- FibRestore is a patented nutritional supplement containing fiber, vitamins, minerals and herbs. A modified version of the FibRestore formula is marketed in Canada under the name Herbal Harmony to comply with Canada's nutritional regulations. FibRestore is available in all of the countries in which we operate.

Weight Management Supplements

Our four weight management supplements combine advanced weight loss promoting complexes with scientifically balanced nutrition and health enhancing soy protein. Our ingredients are designed to work together, along with proper diet and exercise, to turn unwanted fat into energy without sacrificing muscle.

- Our Slimplicity Weight Loss System was introduced in the United States in February 2007 and includes our two newest products: (1) Slimplicity meal replacement and (2) Slimplicity accelerator capsules. Our Slimplicity Weight Loss System incorporates these new products into an overall program that includes proper diet and exercise and is focused on facilitating weight loss and developing healthier lifestyle choices. Slimplicity is currently available in the United States, Germany, Austria, the Netherlands, Ireland and the United Kingdom. In our European markets, we offer chewable tablets instead of capsules in light of local preferences and formula modifications required to comply with product regulations.

- Reliv Ultrim-Plus is designed as a meal replacement (for a maximum of two meals per day) for use in a weight loss program. Reliv Ultrim-Plus is sold in Australia, New Zealand, Canada, Malaysia, Mexico, Philippines and Singapore. Reliv Ultrim-Plus is no longer available in the United States, Germany, the Netherlands, Austria, Ireland and the United Kingdom due to the introduction of our Slimplicity meal replacement product. We expect Slimplicity to eventually replace Reliv Ultrim-Plus in all of our markets as we introduce our Slimplicity Weight Loss System in each market.

- Cellebrate is a patented weight loss aid designed to suppress appetite, curb the storage of body fat, and facilitate the body's fat burning process. Cellebrate is available in the United States and Canada.

Sports Nutrition Supplements

Our two sports nutrition supplements contain a balance of nutrients scientifically designed to improve athletic performance and endurance, as well as muscle recovery and repair.

- Innergize! is a patented sports supplement, containing vitamins and minerals designed for performance enhancement. Innergize! is available in every country where we operate. In Canada, the product is marketed as Optain due to local product regulations.

- ProVantage is a nutritional supplement containing soy designed to enhance athletic performance with a balance of nutrients needed to improve endurance, muscle recovery and repair. ProVantage is designed to increase muscle recovery, muscle mass and function, reduce fatigue and burn excess body fat for extra energy. The product also benefits dieters and others seeking to increase their soy intake. We have applied for a U.S. patent on ProVantage. ProVantage is available in the United States and Canada.

Skin Care Products

Our ReversAge skin care product line combines advancements in youth-promoting nutrients with a delivery system designed to enhance the way those nutrients are absorbed and utilized by the skin. Our seven ReversAge products are designed to reduce the visible signs of aging and work within the skin to repair the damage done by the sun and environmental pollutants. Each skin care product is enriched with the Dermalongevity Complex containing (1) vitamins and antioxidants to protect the skin from ultraviolet rays, toxins and pollutants, (2) botanicals to nourish the skin with essential micronutrients that enhance the body's healing process, and (3) moisturizing factors to replenish the skin. Our ReversAge skin care line includes:

- Balanced Cleansing Gel
- Total Body Renewal Lotion
- Smooth and Lift Serum
- Daily Skin Defense
- Eye Renewal Cream
- Nightly Skin Restore
- Rich Cleansing Bar

Our Daily Skin Defense and Total Body Renewal Lotion contain the ReversAge Read and Need technology that adjusts to different skin types and delivers the necessary moisture and nutrients to repair and replenish skin. The Nutri-Dynamic Delivery System, used in our Daily Skin Defense, Total Body Renewal Lotion and Nightly Skin Restore, holds active ingredients in place on the surface of the skin for up to 12 hours, allowing continuous delivery of youth-promoting nutrients to the skin. ReversAge skin care is available in the United States, Australia, New Zealand and Canada.

Research and Development

We maintain an ongoing research and development effort led by Dr. Carl W. Hastings, Ph.D. and consult with other industry professionals and with the physicians and professionals on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Since 2000, we have introduced seven of our current products, including ReversAge, NOW for Kids, Reliv Delight, CardioSentials, Slimplicity meal replacement, Slimplicity accelerator capsules and ReversAge Performing Enhancing Skin Care. From time to time, we have also reformulated and enhanced our products. We currently are in the later development stages of a new product that we expect to introduce when market conditions are favorable. In addition, we are in the conceptual stages with respect to certain potential products that would complement our existing product line. Our research and development team consistently evaluates product advancements in the marketplace and advancements in raw materials and ingredients for new product ideas and developments.

For the years ended December 31, 2007, 2006 and 2005, our research and development expenses were $453,000, $437,000 and $558,000, respectively.

Network Marketing Program

General Overview

We market and sell our products through a network marketing system of independent distributors, who purchase our products from us, or from other distributors, and who then sell our products directly to consumers. In addition to selling our products, our distributors also recruit others to distribute our products. Distributors receive compensation from both the sale of the products they have purchased at wholesale and, in the case of Master Affiliates and above, commissions on the volume of products sold by those Master Affiliates and above that they have sponsored. We believe network marketing is an effective way to distribute our products because it allows and relies on personal contact, education and endorsement of products which is not as readily available through other distribution channels.

We recognize that our sales growth is based on the continued development and growth of our independent distributor force and we strive to maintain an active and motivated distributor network through a combination of quality products, discounts, commissions and bonus payments, sales conventions, training, personal recognition and a variety of publications and promotional materials.

Program Structure

Individuals who desire to market and sell our products may become distributors by being sponsored into the program by an existing distributor, and becoming part of that distributor's "downline." We offer a tiered discount and commission, or royalty, format that consists of four principal levels and several sub-levels, which are designed to compensate and motivate distributors to increase their networks and sales volumes.

Our distributors consist principally of individuals, although we also permit entities such as corporations, partnerships, limited liability companies and trusts to become distributors. A new distributor is required to complete a distributor application and, in most areas, to purchase a package of distributor materials (for $39.95 plus shipping in the United States) consisting of a Distributor Guide and CD, business forms and promotional materials. The Distributor Agreement, when accepted by us, becomes the contract between us and the distributor and obligates the distributor to the terms of the agreement, which includes our Policies and Procedures for conduct of their business. All distributors are independent contractors and are not our employees.

In each country in which we conduct business, distributors operate under a uniform compensation system in which distributors generally are compensated based on their sales volumes. On the basis of sales volume or commission volume, distributors may achieve the following successive levels of achievement and compensation:

Designation	Discount
Retail Distributor	20%
Affiliate	25%
Key Affiliate	30%
Senior Affiliate	35%
Master Affiliate	40% (1)
Director	40% (1)
Key Director	40% (1)
Senior Director	40% (1)
Master Director	40% (1)
Presidential Director	40% (1)

(1) In addition to discounts, these levels also receive commissions based on downline sales by Master Affiliates and above that they sponsor.

Distributors purchase products from us at a discount from the suggested retail price for the products and then may sell the product at retail to customers, sell the product to other distributors at wholesale or consume the product. The amount of the discount varies depending on the distributor's level of achievement, as indicated above.

Distributors generate income equal to the difference between the price at which they sell the product to customers and the discounted price they pay for the product. Distributors also earn wholesale commissions on products purchased by downline distributors in the distributor's sponsored group equal to the difference between the price at which the distributor is entitled to purchase product and the price at which downline distributors purchase product. We calculate payments and issue a check directly to the qualified distributor once a month. For example, assume A is a 40% discount Master Affiliate who signs up B, a 30% discount Key Affiliate, who signs up C, a 20% discount Retail Distributor. If C purchases directly from us, a 10% wholesale profit check will be sent to both A and B.

Upon achieving the level of Master Affiliate, distributors begin to receive additional compensation — "generation royalty" — payments of 8%, 6%, 4%, 3% and 2% of the retail volume of product purchased from us by Master Affiliates and above (and their personal groups) whom they have sponsored, and for each of five levels of sponsorship. To qualify for these additional compensation payments, Master Affiliates and above are required to maintain certain monthly sales volumes and to document specified levels of retail sales.

Master Affiliates who sponsor other distributors that achieve the level of Master Affiliate are entitled to become part of the Director Program. Advancement at the Director level is based upon achieving increasing levels of royalties based on sales generated by other distributors in the Director's downline organization. Distributors achieving each level receive recognition for their achievements at our company-sponsored events and in our publications. We also have a Star Director Program under which distributors achieving the level of Director and above receive additional compensation based on the number of Master Affiliates they have sponsored into the program. Directors receive an additional 1% to 3% royalty on the retail sales volume of Master Affiliates in their downline organization for an unlimited number of levels of sponsorship, until reaching a level that includes a Master Affiliate who also has achieved Star Director status.

Master Directors and Presidential Directors may also be invited to participate in the Ambassador Program. As of December 31, 2007, we had 374 Ambassadors. Qualifications to be invited by us to participate in the Ambassador Program include demonstrated competence and leadership qualities. Ambassadors receive recognition and awards for achieving Ambassador status and can then achieve additional levels of accomplishment. We utilize our Ambassadors to lead meetings and conferences, and to provide training and education to our distributors. Ambassadors achieving the level of Silver and higher also participate in the "Reliv Inner Circle," which may entitle them to receive additional compensation, paid participation in our sponsored events, health insurance and car allowances.

In addition to the levels of compensation described, we also provide a variety of incentives, bonuses, awards and trips to distributors who achieve high sales volumes and who advance in the distributor ranks.

Distributor Training, Motivation and Management

Our marketing efforts are focused on the development, training, motivation and support of our independent distributors. We support an active training program for our distributors in which our representatives and experienced distributors, usually Ambassadors, lead group training sessions. We provide distributors with manuals, brochures and other promotional, training and informational publications. We encourage distributors to hold regular Tuesday evening recruiting meetings and Saturday training sessions. We sponsor weekly training conference calls in which a significant number of distributors participate.

Our sponsorship generally includes the following:

- During 2007, we sponsored approximately 45 training schools on a quarterly basis across all of our markets for new Master Affiliates;
- In the United States, we annually sponsor regional distributor conferences.
- For each market in which we operate, we sponsor an annual conference for distributors; and
- In the United States, we sponsor an annual International Conference for all distributors.

During 2007, we invested approximately $5.3 million in training, conferences and promotional events for our distributors worldwide.

Distributor Compliance

Our distributor organization and business model are designed and intended to promote the sale of our products to consumers by distributors. Sales training and promotional efforts emphasize that intention. To that end, and to comply with applicable governmental regulations of network marketing organizations, we have established specific programs and requirements for distributors, including (1) monitoring by us of purchases by distributors to identify potentially excessive individual purchases, (2) requiring that distributors certify to a minimum number of retail sales, and (3) requiring that distributors certify the sale of at least 70% of previous purchases of a particular product prior to the purchase of additional amounts of such product. Distributors are not required at any time to purchase product, although Master Affiliates and above are required to maintain certain minimum sales levels in their personal groups to continue receiving generation royalty compensation payments.

Distributors may create their own advertising provided that it is within our advertising rules. Unless a distributor is using our designed and approved advertisements, the distributor must submit for approval in writing all advertising (e.g. brochures, flyers, audio tapes, classified or display ads, radio scripts) to our Compliance Department before placing it or arranging for placement.

Pursuant to our Policies and Procedures, which are incorporated by reference into our Distributor Agreement, distributors are permitted to make only those claims about our products that have been approved by us and/or provided in sales and training materials. Distributors acknowledge that our products are not represented as drugs and they are not authorized to make any diagnosis of any medical condition, make drug-type claims for, or prescribe our products to treat or cure, any disease or condition. We do not authorize or permit our distributors to make any express or implied references with regard to our products that they cure, prevent or relieve disease, replace or augment medication, provide therapy, promote healing, alleviate illnesses or symptoms of illnesses, or make any other medical claims for specific ailments.

In order to comply with regulations that apply to both us and our distributors, we conduct considerable research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on operations in that market. We devote substantial resources to obtaining the necessary licenses and approvals and maintaining operations that are in compliance with the applicable limitations. We also research laws applicable to distributor operations and revise or alter distributor materials and products and similar matters, as required by applicable regulations in each market.

Regulations in existing and new markets often are ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. In addition, regulations affecting our business often change and are subject to varying interpretation and application. We make every effort to monitor and comply with changes in laws and regulations as they occur.

We have a Compliance Department that receives and reviews allegations of distributor misconduct. If we determine that a distributor has violated our Policies and Procedures, we may take a number of disciplinary actions. For example, we may impose sanctions such as warnings or suspensions until specific conditions are satisfied, or take other appropriate actions at our discretion, including termination of the distributor's agreement.

Geographic Presence

Markets

We currently sell our products throughout the United States and in 12 other countries around the world. We have sold products in the United States since 1988 and sold our first product outside of the United States in 1991 when we entered Australia. In 2007, approximately 11.5% of our net sales were generated outside of the United States.

The table below shows the countries in which we operate and the year we commenced selling products:

Country	Year Entered
United States	1988
Australia	1991
New Zealand	1992
Canada	1992
Mexico	1993
United Kingdom(1)	1995
Philippines	2000
Malaysia	2003
Ireland	2003
Singapore	2004
Germany	2005
Austria	2006
Netherlands	2006

(1) Includes Great Britain, Scotland, Wales and Northern Ireland.

Within the United States, we sell our products to distributors in all 50 states. We derived 25.5% of our net sales in 2007 in California, Kansas, Illinois and Arizona, with each state contributing at least 5% of net sales. We believe that there is the opportunity to increase the number of our distributors in all markets where we sell our products, particularly in California and the Southeast as our existing distributor bases grow and expand. Additionally, we intend to develop and strengthen distributor groups in other markets, which may include the Mid-Atlantic states and Texas.

We organize all of our international operations under our wholly owned subsidiary, Reliv' World. As of December 31, 2007, Reliv' World consisted of the following market-specific entities: Reliv' Australia, Reliv' New Zealand, Reliv' Canada, Reliv' Mexico, Reliv' UK (including Ireland), Reliv' Philippines, Reliv' Malaysia, Reliv' Singapore, and Reliv' Germany (including Austria and the Netherlands). We have utilized this method of separate corporations in most of our markets, as local business licensing and product approvals require a local entity.

We believe that there is a significant opportunity to increase sales in all of our current international markets. We have established a uniform business model and compensation plan across all of our markets, and we have recently begun to support our international markets with additional marketing support. We continue to encourage, and in certain circumstances provide limited financial support to, certain top distributors in an effort to expand their distributor networks internationally.

In addition to increasing sales in current international markets, our expansion strategy targets selected new foreign markets. Our presence in Malaysia, Singapore and the Philippines provides us with familiarity from which to expand into other areas of Asia. Accordingly, we expect to open for business in Indonesia in 2008 following our receipt of certain licensing and product approvals. Similar to Asia, our recent entry into Germany, Austria and the Netherlands and our 12 years of experience in the UK offer us the opportunity to expand into additional European markets.

New Market Entry Process

We constantly evaluate new markets for our products. In order to do so, we perform an analysis of synergies between new and existing countries and distributor presence or interest in new markets, market conditions, regulatory conditions, product approval procedures and competition before selecting markets to enter. Once we decide to enter a new market, we first hire local legal counsel and/or a consultant with appropriate expertise to:

- help ensure that our network marketing system and products comply with all applicable regulations;
- help establish favorable public relations in the new market by acting as an intermediary between us and local regulatory authorities, public officials and business people; and
- explain our products and product ingredients to appropriate regulators and, when necessary, to arrange for local technicians to conduct required ingredient analysis tests of the products.

Where regulatory approval in a foreign market is required, local counsel and/or consultants work with regulatory agencies to confirm that all of the ingredients in our products are permissible within the new market. Where reformulation of one or more of our products is required, we attempt to obtain substitute or replacement ingredients. During the regulatory compliance process, we may alter the formulation, packaging, branding or labeling of our products to conform to applicable regulations as well as local variations in customs and consumer habits, and we may modify some aspects of our network marketing system as necessary to comply with applicable regulations.

Following completion of the regulatory compliance phase, we undertake the steps necessary to meet the operations requirements of the new market. In the majority of our new markets, we establish a sales center in a major city and provide for product purchases by telephone and/or pick up. Product is shipped to the purchaser from a warehouse located in the general geographic market or the distributor may walk in to the local office and purchase products, if a pick up center is available. In addition, we initiate plans to satisfy inventory, personnel and transportation requirements of the new market, and we modify our distributor materials, cassette recordings, video cassettes and other training materials as necessary to be suitable for the new market.

In some countries, regulations applicable to the activities of our distributors also may affect our business because in some countries we are, or regulators may assert that we are, responsible for our distributors' conduct. In these countries, regulators may request or require that we take steps to ensure that our distributors comply with local regulations.

Manufacturing

We established a manufacturing line at our facility in Chesterfield, Missouri and began to manufacture all of our nutritional supplements in early 1993. We expanded our Chesterfield facility in 1997 to now include 126,000 square feet of space. At our Chesterfield facility, we manufacture all of our powdered nutritional supplements for distribution both domestically and internationally. Our Slimplicity accelerator capsules are manufactured by a third party and our skin care line is manufactured by a third party that is both owner and licensee of certain proprietary technology used in our skin care products.

Our ability to manufacture our powdered nutritional supplements is a competitive advantage with respect to competitors not engaged in manufacturing and contributes to our ability to provide high-quality products. Our product manufacturing includes identifying suppliers of raw materials, acquiring the finest quality raw materials, blending exact amounts of raw materials into batches, and canning and labeling the finished products. Since we carefully select our ingredient suppliers, we are able to control the quality of raw materials and our finished products. We have not experienced any significant difficulty in obtaining supplies of raw materials for our nutritional supplements or finished product of our Slimplicity accelerator capsules. By monitoring and testing products at all stages of the manufacturing process, we can precisely control product composition. In addition, we believe we can control costs by manufacturing our own powdered nutritional supplements.

In 1996, we received approval from the Australian Therapeutic Goods Administration, or TGA, to manufacture products sold in Australia at our Chesterfield plant. The certification of our Chesterfield site by the Australian TGA also satisfied Canadian requirements. In 2007, our Chesterfield plant was audited and re-certified by the Australian TGA.

Fulfillment

Distributors order product in case lots of individual quantities and pay for the goods prior to shipment. We offer our Direct Select Program for distributors and their retail customers to order product in less than case lots directly from us by phone. Auto-Ship, an automatic monthly reorder program available for distributors and customers, provides a simple and convenient ordering process for consumers as well as distributors wanting to satisfy maintenance requirements. Product is shipped directly to the distributor or customer and upline distributors earn wholesale profits or, if applicable, a commission on all Direct Select Program and Auto-Ship sales.

In the United States, our products are warehoused and shipped by common carrier to distributors. Our facility in Chesterfield, Missouri serves all parts of the country. Our products are also warehoused in, and shipped to local distributors from: Sydney, Australia; Auckland, New Zealand; Oakville, Canada; Birmingham, England; Petaling Jaya, Malaysia; Singapore; and Frankfurt, Germany. Our Philippines subsidiary currently has approximately 24 product pick-up centers located throughout the country which are operated by local business contractors and a company-owned and operated business center located in Makati. In Mexico, product is warehoused and shipped in and from approximately 7 distribution centers located throughout the country. With the exception of our Canada, New Zealand and Singapore subsidiaries, each of our subsidiaries maintains an office and personnel to receive, record, and fill orders from distributors. Distributors in Ireland order and receive product from our UK subsidiary. Distributors in Austria and the Netherlands order and receive product from our Germany subsidiary.

We maintain a policy that unused product may be returned by a customer to the selling distributor for a full refund or exchange within 30 days after purchase. We also maintain a policy that any distributor who terminates his or her distributorship may return saleable product which was purchased from us within twelve months of the termination for a refund of 90% of the purchase price less any compensation received relating to the purchase of the products. We believe this buyback policy addresses and satisfies a number of regulatory compliance issues pertaining to network marketing systems.

Historically, product returns and buy backs have not been significant. Product returns and buy backs have been approximately 1.72%, 1.17%, and 1.20% of net sales in 2007, 2006 and 2005, respectively.

Information Technology Systems

In order to facilitate our continued growth and support distributor activities, we continually upgrade our management information and telecommunication systems, along with increasing our internet-based capabilities. These systems include: (1) a centralized host computer in our Chesterfield headquarters, which is linked to our international offices via secure frame relay connections that provide real-time order entry and information to respond to distributor inquiries, as well as financial and inventory management systems; (2) local area networks of personal computers within our markets, serving our local administrative staffs; (3) an international e-mail system through which our employees communicate; (4) an Avaya telecommunication system that services the U.S. market; and (5) internet capabilities that provide a variety of online services to distributors, including product ordering, product information, event information and other related announcements, and tools to assist distributor leaders in managing their downline distributor group. We continue to pursue initiatives underway to increase the percentage of distributor orders placed via the internet. To accomplish this goal, we have rolled out an enhanced shopping cart platform, and have announced periodic short-term incentives to encourage distributors to place their orders via the internet.

These systems are designed to provide financial and operating data for management, timely and accurate product ordering, royalty override payment calculation and processing, inventory management, and detailed distributor records. We intend to continue to invest in our systems in order to help meet our business strategies.

Intellectual Property

We have obtained U.S. patents on five products: Innergize!, FibRestore, Cellebrate, Arthaffect and ReversAge (specific wellness supplement). The principal ingredient delivery system of ReversAge (skin care) is licensed exclusively under issued U.S. patents. Our formulas are protected as trade secrets and, to the extent necessary, by confidentiality agreements.

Currently, we have twenty trademarks registered with the U.S. Patent and Trademark Office, or USPTO, including Reliv and the names of twelve of our fifteen products. NOW for Kids is not registered with the USPTO. Trademark registrations for selected marks have been issued or applied for in Australia, New Zealand, Canada, Mexico, the United Kingdom, Ireland, the Philippines, Malaysia, Singapore, Germany and several other foreign countries that offer network marketing opportunities. We consider our trademarks to be an important asset of our business.

Regulation

Product Regulation

The formulation, manufacturing, labeling and advertising or promotion of our products are subject to regulation by the Food and Drug Administration, or FDA, which regulates our products under the federal Food, Drug and Cosmetic Act, or FDCA, the Federal Trade Commission, or FTC, and various agencies of the states or countries into which our products are shipped or sold. FDA regulations include requirements and limitations with respect to the labeling of our food and cosmetic products and also with respect to the formulation of those products. FDA regulations also limit and control the extent to which health or other claims can be made with respect to the efficacy of any food and cosmetic. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990, or NLEA, and the Dietary Supplement Health and Education Act of 1994, or DSHEA, and related regulations. Such legislation governs the formulation, manufacturing, marketing and sale of nutritional supplements, including the content and presentation of health-related information included on the labels or labeling of nutritional supplements.

The majority of the products we market are classified as dietary supplements under the FDCA. Dietary supplements such as those we manufacture and sell, for which no "drug" claim is made, are not subject to FDA approval prior to their sale. However, DSHEA established a pre-market notification process for dietary supplements that contain a "new dietary ingredient," or NDI, a term that is defined as "a dietary ingredient that was not marketed in the United States before October 15, 1994," the date on which DSHEA was signed into law. Certain NDIs that have been "present in the food supply" are exempt from the notification requirement. For those NDIs that are not exempt, DSHEA requires the manufacturer or distributor of a dietary supplement containing an NDI to submit to the FDA, at least 75 days prior to marketing, a notification containing the basis for concluding that the dietary supplement containing the NDI will "reasonably be expected to be safe." Dietary supplement products can be removed from the market if shown to be unsafe, or if the FDA determines, based on the labeling of products, that the intended use of the product is for the diagnosis, cure, mitigation, treatment or prevention of disease. The FDA can regulate those products as "drugs" and require premarket approval of a "new drug application." Manufacturers of dietary supplements that make any claims for dietary supplements, including product performance and health benefit claims, must have substantiation that the statements are truthful and not misleading.

In January 2000, the FDA published a final rule that defines the types of statements that can be made concerning the effect of a dietary supplement on the structure or function of the body pursuant to the DSHEA.

Under the DSHEA, dietary supplement labeling may bear "structure/function" claims, which are claims that the products affect the structure or function of the body, without prior FDA approval. They may not, without prior FDA approval, bear a claim that they can prevent, treat, cure, mitigate or diagnose disease, otherwise known as a "drug claim." The final rule describes how the FDA will distinguish drug claims from structure/function claims. Dietary supplements, like conventional foods, are also permitted to make "health claims," which are claims that are exempt from regulation as "drug" claims pursuant to the amendments to the FDCA established by the NLEA in 1990. A "health claim" is a claim, ordinarily approved by FDA regulation, on a food or dietary supplement product's labeling that "characterizes the relationship of any substance to a disease or health-related condition." To help assure that foods, dietary supplements and cosmetics comply with the provisions of the FDCA and FDA's regulations, the FDA has numerous enforcement tools, including the ability to issue warning letters, initiate product seizures and injunctions and pursue criminal penalties.

The manufacture of dietary supplements is subject to existing FDA current good manufacturing practice, or cGMP, regulations for food. On June 22, 2007, the FDA issued new regulations relating to more detailed cGMP specifically for dietary supplements. Under the new regulations, we qualify as a small business and have until June 2009 before the regulations apply to us. Currently, we are evaluating our systems and facilities in light of the regulations and expect to be in full compliance by June 2009.

Advertisements for our products are subject to regulation by the FTC. The FTC prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce and provides that the dissemination of any false advertisement pertaining to drugs, cosmetics or foods, including dietary supplements, is an unfair or deceptive practice. Under the FTC's substantiation doctrine, an advertiser must have a "reasonable basis" for all claims made about a product. The failure to be able to adequately substantiate claims may be considered either deceptive or unfair practices. In order to avoid a violation of the FTC standards, we endeavor to assure that we have adequate substantiation for all advertising claims made for our products. In addition, the FTC has increased its scrutiny of the use of distributor testimonials. Although it is impossible for us to monitor all the product claims made by our independent distributors, we make efforts to monitor distributor testimonials and restrict inappropriate distributor claims. The FTC has been more aggressive in pursuing enforcement against dietary supplement products since the passage of DSHEA in 1994, and has brought numerous actions against dietary supplement companies, some resulting in several million dollar civil penalties and/or restitution as well as court-ordered injunctions.

We are aware that, in some of our international markets, there has been recent adverse publicity concerning products that contain substances generally referred to as "genetically modified organisms," or GMOs. In some markets, the possibility of health risks thought to be associated with GMOs has prompted proposed or actual governmental regulation. When necessary, we have responded to government regulations that forbid products containing GMOs by changing certain unacceptable ingredients to non-GMO. Some of our products in certain markets still contain substances that would be or might be classified as GMOs. We cannot anticipate the extent to which regulations in these markets will restrict the use of GMOs in our products or the impact of any regulations on our business in those markets. In response to any applicable future regulations, we intend to reformulate our products to satisfy the regulations. Compliance with regulatory requirements in this area should not have a material adverse effect on our business.

Sales Program Regulation

Our distribution and sales program is subject to regulation by the FTC and other federal and state regulation as well as regulations in several countries in which we engage in business. Various state agencies regulate multi-level distribution services. We are required to register with, and submit information to, certain of such agencies and we believe we have complied fully with such requirements. We actively strive to comply with all applicable state and federal laws and regulations affecting our products and our sales and distribution programs. The Attorneys General of several states have taken an active role in investigating and prosecuting companies whose compensation plans they claim violate local anti-pyramid and/or consumer protection statutes. We are unable to predict the effect such increased activity will have on our business in the future nor are we able to predict the probability of future laws, regulations or interpretations which may be passed by state or federal regulatory authorities.

Federal and state laws directed at network marketing programs have been adopted throughout the years to prevent the use of fraudulent practices often characterized as "pyramid schemes." Illegal pyramid schemes compensate participants primarily for the introduction or enrollment of additional participants into the program.

Often these schemes are characterized by large up-front entry or sign-up fees, over-priced products of low value, little or no emphasis on the sale or use of products, high-pressure recruiting tactics and claims of huge and quick financial rewards with little or no effort. Generally, these laws are directed at ensuring that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of products. We have obtained approval of our marketing program as required in all of the markets where we operate and do so for each country we enter.

We believe that our network marketing system satisfies the standards and case law defining a legal marketing system. It is an ongoing part of our business to monitor and respond to regulatory and legal developments, including those that may affect our network marketing system. However, the regulatory and legal requirements concerning network marketing systems do not include "bright line" rules and are inherently fact-based.

Competition

The business of developing and distributing nutritional and skin care products such as those we offer is highly competitive. Numerous manufacturers, distributors and retailers compete for consumers and, in the case of other network marketing companies, for distributors. Our competitors include both network marketing companies such as Alticor Inc. (Amway Corp.), Avon Products Inc., Herbalife Ltd., Mary Kay Inc., Melaleuca, Inc., Nature's Sunshine Products Inc., NuSkin Enterprises Inc. and USANA Health Sciences Inc., as well as specialty and mass retail establishments. Our ability to remain competitive depends on the underlying science and high quality of our products and our success in recruiting and retaining distributors. The pool of individuals interested in network marketing tends to be limited in each market and may be reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. We believe that we offer a rewarding compensation plan with attractive financial benefits to compete for the time, attention and commitment of distributors. Our compensation plan is seamless, permitting international expansion.

Reliv NOW and Reliv Classic compete with numerous supplements that offer multi-vitamin benefits. The Reliv Ultrim-Plus, Slimplicity and Cellebrate products compete with other products in the weight loss market, including nationally advertised products such as SlimFast. Many companies have entered, or have plans to enter, the sports drink market in which Innergize! and ProVantage compete, a market led by Gatorade. With Arthaffect, FibRestore, ReversAge, CardioSentials, SoySentials and the Reliv ReversAge Performance Enhancing Skin Care, we are in the specific wellness needs product and anti-aging markets, which are extremely competitive and led by the major food and skin care companies.

Employees

As of December 31, 2007, we and all of our subsidiaries had approximately 253 full-time employees compared with 246 such employees at the end of 2006.

Additional Available Information

We make available, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after such material is electronically filed with, or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. This information is available on our corporate web site at www.reliv.com under the "Investor Relations" section. This information may also be obtained from the SEC's on-line database located at www.sec.gov.

Item No. 1A - Risk Factors

Risks Related to Our Business

As a company that distributes products through a network marketing system, we experience constant turnover among our distributors. Our failure to establish and maintain distributor relationships for any reason could negatively impact sales of our products and harm our financial condition and operating results.

We distribute our products exclusively through approximately 69,970 independent distributors as of December 31, 2007, and we depend upon them directly for substantially all of our sales. Our network marketing organization is headed by a relatively small number of key distributors. To increase our revenue, we must increase the number, or the productivity, of our distributors. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of distributors. The loss of a significant number of distributors, including any key distributors, together with their downline sales organizations, could materially and adversely affect sales of our products and could impair our ability to attract new distributors.

In 2007, approximately 65% of our distributors from 2006 renewed their Distributor Agreements with us. Distributors who purchase our products for personal consumption or for short-term income goals may stay with us for several months to one year. Distributors who have committed time and effort to build a sales organization, particularly our Master Affiliates and above, will generally stay for longer periods. Distributors have highly variable levels of training, skills and capabilities. The turnover rate of our distributors, and our operating results, can be adversely impacted if we and our upper-level distributor leadership do not provide the necessary mentoring, training and business support tools for new distributors to become successful salespeople in a short period of time.

Due to the high level of competition in our industry, we might fail to increase our distributor base, which could negatively impact sales of our products.

In our efforts to attract and retain distributors, we compete with other network marketing organizations, including those in the dietary and nutritional supplement, weight management product and personal care and cosmetic product industries. Our competitors include both network marketing companies such as Alticor Inc. (Amway Corp.), Avon Products Inc., Herbalife Ltd., Mary Kay Inc., Melaleuca, Inc., Nature's Sunshine Products Inc., NuSkin Enterprises Inc. and USANA Health Sciences Inc., as well as specialty and mass retail establishments. Because the industry in which we operate is not particularly capital-intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge who will compete with us for our distributors and customers. In addition, the fact that our distributors may easily enter and exit our network marketing program contributes to the level of competition that we face. For example, a distributor can enter or exit our network marketing system with relative ease at any time without facing a significant investment or loss of capital because (1) we have a low upfront financial cost (generally $39.95) to become a distributor, (2) we do not require any specific amount of time to work as a distributor, (3) we do not insist on any special training to be a distributor and (4) we do not prohibit a new distributor from working with another company. Our ability to remain competitive, therefore, depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan, the maintenance of an attractive product portfolio and other incentives. We cannot ensure that our programs for recruitment and retention of distributors will be successful, and if they are not, our financial condition and operating results would be harmed.

Since we cannot exert the same level of influence or control over our independent distributors as we could were they our own employees, our distributors could fail to comply with our distributor Policies and Procedures, which could result in claims against us that could harm our financial condition and operating results.

Our distributors are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if our distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products or comply with our distributor Policies and Procedures.

Our Policies and Procedures for our independent distributors differ according to the various legal requirements of each country in which we do business. While our Policies and Procedures are designed to govern distributor conduct and to protect the goodwill associated with our trademarks, they can be difficult to enforce because of the large number of distributors and their independent status. Violations by our distributors of applicable law or of our Policies and Procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent distributors. If any of these events occur, the value of an investment in our common shares could be impaired.

If we fail to further penetrate and expand our business in existing markets, then the growth in sales of our products, along with our operating results, could be negatively impacted.

The success of our business is to a large extent contingent on our ability to continue to grow by further penetrating existing markets, both domestically and internationally. Our ability to further penetrate existing markets in which we compete is subject to numerous factors, many of which are out of our control. For example, government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products, which could negatively impact our business, financial condition and results of operations. Also, our ability to increase market penetration in certain countries may be limited by the finite number of persons in a given country inclined to pursue a network marketing business opportunity. Moreover, our growth will depend upon improved training and other activities that enhance distributor retention in our markets. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations may increase, which could harm our financial condition and operating results.

Failure to expand into, or to succeed in, new international markets will limit our ability to grow sales of our products.

We believe that our ability to achieve future growth is dependent in part on our ability to continue our international expansion efforts. However, there can be no assurance that we would be able to enter new international markets on a timely basis, or that new markets would be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any foreign market. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries.

We may be required to reformulate certain of our products before commencing sales in a given country. Once we have entered a market, we must adhere to the regulatory and legal requirements of that market. No assurance can be given that we would be able to successfully reformulate our products in any of our potential international markets to meet local regulatory requirements or attract local customers. The failure to do so could result in increased costs of producing products and adversely affect our financial condition. There can be no assurance that we would be able to obtain and retain necessary permits and approvals.

Also, it is difficult to assess the extent to which our products and sales techniques would be accepted or successful in any given country. In addition to significant regulatory barriers, we may also encounter problems conducting operations in new markets with different cultures and legal systems from those encountered elsewhere.

Additionally, in many markets, other network marketing companies already have significant market penetration, the effect of which could be to desensitize the local distributor population to a new opportunity, or to make it more difficult for us to recruit qualified distributors. There can be no assurance that, even if we are able to commence operations in new foreign countries, there would be a sufficiently large population of potential distributors inclined to participate in a network marketing system offered by us. We believe our future success could depend in part on our ability to seamlessly integrate our business methods, including our distributor compensation plan, across all markets in which our products are sold. There can be no assurance that we would be able to further develop and maintain a seamless compensation program.

We rely on a limited number of products for the majority of our sales and any reduction in the demand for or availability of these products would have an adverse effect on our sales.

Reliv Classic accounted for 21.3%, 20.7% and 23.9% of our net product sales in for the years ended December 31, 2007, 2006 and 2005, respectively, and, combined with Reliv NOW, Innergize! and FibRestore, these four products accounted for 64.5%, 71.3% and 69.5% of our net product sales for the years ended December 31, 2007, 2006 and 2005. If demand for any of these products decreases significantly, government regulation restricts the sale of these products, we are unable to adequately source or deliver these products or we cease offering any of these products for any reason without a suitable replacement, our business, financial condition and results of operations would be materially and adversely affected.

The failure to introduce or to gain distributor and market acceptance of new products could have a negative effect on our business.

The development and introduction of new products may be a factor in maintaining and developing our distributor network and customers. If we fail to introduce new products on a timely basis, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, limited capital resources, government regulations, the inability to attract and retain qualified research and development staff, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences. Additionally, our operating results could be harmed if our existing and new products do not generate sufficient interest to retain existing distributors and attract new distributors.

The business of marketing nutritional products is sensitive to the introduction of new products or nutritional technologies, including various prescription drugs, which may rapidly capture a significant share of the market. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements or devote greater resources to the development, promotion and sale of their products than we do.

Since we conduct all of our manufacturing operations at one facility, any interruption in our ability to operate could have a material adverse effect on our financial condition and operating results.

We conduct our manufacturing operations at our Chesterfield, Missouri facility and store a substantial amount of raw materials and finished goods on site. An event such as a fire, flood or natural disaster could prevent us from operating for a period of time and could adversely affect our financial condition and operating results.

We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results.

Our products consist of herbs, vitamins, minerals and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain innovative ingredients that do not have long histories of human consumption. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we have been, and may again be, subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.

We rely on independent third parties for the ingredients used in our products. If these third parties fail to reliably supply ingredients to us at required levels, then our financial condition and operating results could be harmed.

In the event any of our third party suppliers were to become unable or unwilling to continue to provide us with ingredients in required volumes and at suitable quality levels, we would be required to identify and obtain acceptable replacement sources. There is no assurance that we would be able to obtain alternative supply sources on a timely basis. An extended interruption in the supply of ingredients would result in the loss of sales. In addition, any actual or perceived degradation of product quality as a result of reliance on third party suppliers may have an adverse effect on our sales or result in increased product returns and buybacks. We obtain the key component of Arthaffect through a non-exclusive licensing agreement. In the event that we were unable to obtain that ingredient from our supplier, we could have difficulty obtaining an acceptable alternative.

We depend on the integrity and reliability of our information technology infrastructure, and any related inadequacies may result in substantial interruptions to our business.

Our ability to timely provide products to our distributors and their customers, and services to our distributors, depends on the integrity of our information technology system. The most important aspect of our information technology infrastructure is the system through which we record and track distributor sales, volume points, royalty overrides, bonuses and other incentives. Our primary data sets are archived and stored at a third party secure site. We have encountered, and may encounter in the future, errors in our software or our enterprise network, or inadequacies in the software and services supplied by our vendors. Any such errors or inadequacies that we may encounter in the future may result in substantial interruptions to our services and may damage our relationships with, or cause us to lose, our distributors if the errors or inadequacies impair our ability to track sales and pay royalty overrides, bonuses and other incentives, which would harm our financial condition and operating results. Such errors may be expensive or difficult to correct in a timely manner, and we may have little or no control over whether any inadequacies in software or services supplied to us by third parties are corrected, if at all. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

If we fail to protect our trademarks, then our ability to compete could be negatively affected, which would harm our financial condition and operating results.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks. We own, or have licenses to use, the material trademark rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark protection is important to our business. Although most of our trademarks are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

If our intellectual property is not adequate to provide us with a competitive advantage or to prevent competitors from replicating our products, or if we infringe the intellectual property rights of others, then our financial condition and operating results would be harmed.

Our future success and ability to compete depend, in part, upon our ability to timely produce innovative products and product enhancements that motivate our distributors and customers, which we attempt to protect under a combination of patents, copyrights, trademark and trade secret laws, confidentiality procedures and contractual provisions. However, not all of our products are patented domestically or abroad, and the legal protections afforded by our common law and contractual proprietary rights in our products provide only limited protection and may be time-consuming and expensive to enforce and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to and/or superior to our products. Additionally, third parties may claim that products we have independently developed infringe upon their intellectual property rights.

Monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect any infringement or misappropriation of our proprietary rights. Even if we detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

If we lose the services of members of our senior management team or fail to attract and retain qualified scientific or production personnel, then our financial condition and operating results would be harmed.

We depend on the continued services of our Chief Executive Officer and founder, Robert L. Montgomery, and our current senior management team and the relationships that they have developed with our upper-level distributor leadership. Although we have entered into employment agreements with many members of our senior management team, and do not believe that any of them are planning to leave or retire in the near term, we cannot assure you that our senior managers will remain with us. The loss or departure of any member of our senior management team, in particular Mr. Montgomery, could negatively impact our distributor relations and operating results. Mr. Montgomery's employment agreement currently allows him at any time either to (1) reduce his level of service to us by approximately one-half with a corresponding decrease in position and base compensation and a 25% decrease in incentive compensation or (2) terminate his employment agreement and continue in a consulting capacity for 15 years at 30% of his average annual compensation over the previous five years as a consulting fee. The loss of such key personnel could negatively impact our ability to implement our business strategy, and our continued success will also be dependent upon our ability to retain existing, and attract additional, qualified personnel to meet our needs.

Recruiting and retaining qualified scientific and production personnel to perform research and development work and product manufacturing are also critical to our success. Because the industry in which we compete is very competitive, we face significant challenges in attracting and retaining this qualified personnel base. We generally do not enter into employment agreements requiring these employees to continue in our employment for any period of time.

We may be held responsible for certain taxes relating to our distributors, which could harm our financial condition and operating results.

Under current law, our distributors in the United States and the other countries in which we operate are treated for income tax purposes as independent contractors and compensation paid to them is not subject to withholding by us. The definition of independent contractor has been challenged in the past and any changes could possibly jeopardize the exempt status enjoyed by direct sellers and negatively impact our recruiting efforts. The network marketing industry has strongly opposed such bills as they relate to direct sellers. States have become increasingly active in this area as well. To date, the status of direct sellers as independent contractors has not been affected. However, there is no assurance that future legislation at the federal or state level, or in countries other than the United States, affecting direct sellers will not be enacted.

Risks Related to Our Industry

The nutritional products industry is highly competitive.

The business of marketing nutritional products is highly competitive. The nutritional products industry includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. Additionally, companies in other industries, such as the pharmaceutical industry, could compete in the nutritional products industry. Some of these competitors have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The size of our distribution network and the results of our operations may be significantly affected by the public's perception of us and similar companies. This perception is dependent upon opinions concerning:

- the safety and quality of our products and ingredients;
- the safety and quality of similar products and ingredients distributed by other companies;
- regulatory investigations of us, our competitors and our respective products;
- the actions of our current or former distributors;
- our network marketing program; and
- the network marketing business generally.

Adverse publicity concerning any actual or purported failure by us or our distributors to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing of our products for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the reputation of our company and could negatively affect our ability to attract, motivate and retain distributors, which would negatively impact our ability to generate revenue. We cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our products.

In addition, our distributors' and consumers' perception of the safety and quality of our products and ingredients, as well as similar products and ingredients distributed by other companies, can be significantly influenced by national media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers' use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, or that questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints, both domestically and abroad, and our or our distributors' failure to comply with these restraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. There can be no assurance that we or our distributors are in compliance with all of these regulations. Our or our distributors' failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales.

On April 12, 2006, the Federal Trade Commission issued its Notice of Proposed Rulemaking in respect of The Business Opportunity Rule, R511993. The proposed rule, if enacted in its current form, would likely cause us, as well as most other direct sellers, to be regulated as a seller of business opportunities in the United States. Under the current Business Opportunity Rule, we do not qualify as a seller of a business opportunity because we offer U.S. distributors the opportunity to join our business for $40, well below the $500 threshold required for a company to be subject to the current rule. The proposed rule would eliminate that threshold. In addition, the proposed rule would require all sellers of business opportunities to deliver written disclosure of certain information to a prospective purchaser seven days prior to the time the prospective purchaser could sign any agreement or make any payment in connection with the business opportunity. The information that a seller of a business opportunity would have to provide all prospective purchasers would include: (1) the seller's and distributor's identification information, (2) whether an earnings claim is made and, if so, provide a detailed earnings claim statement with substantiating information and certain representations relating to the earnings of other business opportunity purchasers, (3) legal actions involving deceptive practices or other matters filed against the seller, its affiliates and other related parties and/or the presenting distributor in the last 10 years, (4) whether a cancellation or refund policy is available and, if so, a statement describing the policy, (5) the number of business opportunity purchasers that have canceled within the past two years, and (6) a reference list of the 10 nearest current or past business opportunity purchasers to the prospect, with personal information available to allow the prospect to contact a listed purchaser. We, along with the Direct Selling Association, other direct selling companies, and other interested parties have filed comments with the FTC opposing adoption of the proposed rule in its current form and suggesting alternative means to regulate fraudulent business activities without imposing undue burdens on legitimate companies in the direct selling industry. According to information we have received from the Direct Selling Association, we expect that the adoption of a final rule will not likely occur until after public hearings and discussions are held between members of the direct selling industry and the staff of the Federal Trade Commission, which may delay adoption of the final rule a number of years and result in a final rule that is substantially different from the proposed rule. Notwithstanding the foregoing, if the business opportunity rule is adopted as proposed, it could negatively impact our business and result in a decrease in our ability to attract new distributors in the United States.

On June 22, 2007, the FDA announced a final rule establishing current good manufacturing practices, or cGMPs, affecting the manufacture, packing and holding of dietary supplements. The new rule creates standards to ensure that dietary supplements and dietary ingredients are not adulterated with contaminants or impurities and are labeled to accurately reflect the active ingredients and other ingredients in the products. It also includes requirements for designing and constructing physical plants, establishing quality control procedures, and testing manufactured dietary ingredients and dietary supplements, as well as requirements for maintaining records. Under the new rule, we are considered a small business and, accordingly, have until June 2009 to comply with the final rule. Currently, we are evaluating the impact of the final rule on our manufacturing facilities and procedures. If we are required to significantly alter our manufacturing facilities and/or procedures or make a material investment in order to comply with the final rule, it could have a material adverse impact on our financial condition and operating results.

Our network marketing program could be found not to be in compliance with current or newly adopted laws or regulations in one or more markets, which could prevent us from conducting our business in these markets and harm our financial condition and operating results.

Our network marketing program is subject to a number of federal and state regulations administered by the Federal Trade Commission and various state agencies in the United States as well as regulations on network marketing in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization's products rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include "bright line" rules and are inherently fact-based. Thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts could change. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general. An adverse determination could (1) require us to make modifications to our network marketing system, (2) result in negative publicity or (3) have a negative impact on distributor morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving us directly, could have a material adverse effect on our operations.

We also are subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems in any market in which we operate, could negatively impact our business.

Changes in consumer preferences and discretionary spending could negatively impact our operating results.

Our business is subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our customer and distributor relationships and cause the loss of sales. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products or product enhancements that meet these needs;
- successfully commercialize new products or product enhancements in a timely manner;
- price our products competitively;
- manufacture and deliver our products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could negatively impact our revenues, financial condition and operating results.

Additionally, the success of our business and our operating results is dependent on discretionary spending by consumers. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

Risks Related to Ownership of Our Common Stock

The trading price of our common shares is likely to be volatile.

The trading price of our common shares has been and is likely to be subject to fluctuations. Factors affecting the trading price of our common shares may include:

- fluctuations in our quarterly operating and earnings per share results;
- material developments with respect to future acquisitions;
- loss of key personnel and key distributors;
- announcements of technological innovations or new products by us or our competitors;
- delays in the development and introduction of new products;
- our failure to timely address changing customer or distributor preferences;
- legislative or regulatory changes;
- general trends in the industry;
- recommendations and/or changes in estimates by equity and market research analysts;
- biological or medical discoveries;
- disputes and/or developments concerning intellectual property, including patents and litigation matters;
- sales of common stock by our existing holders, in particular sales by management;
- securities class action or other litigation;
- developments in our relationships with current or future distributors, customers or suppliers; and
- general economic conditions, both in the United States and abroad.

In addition, if the market for health and nutrition or network marketing stocks, or the stock market in general, experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business or financial results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Our Chief Executive Officer, together with his family members and affiliates, controls a substantial portion of our combined stockholder voting power, and his interests may be different from yours.

Our Chief Executive Officer, Robert L. Montgomery, together with his family (including his sons R. Scott Montgomery and Ryan A. Montgomery) and affiliates, has the ability to influence the election and removal of the members of our board of directors and, as a result, to influence the future direction and operations of our company. As of March 1, 2008, Robert L. Montgomery, his family and affiliates beneficially owned approximately 21.8% of our common stock. Accordingly, they may significantly influence decisions concerning business opportunities, declaring dividends, issuing additional shares of common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. They may make decisions that are adverse to your interests.

Limited daily trading volume of our common stock may contribute to its price volatility.

Our common stock trades on the NASDAQ Global Select Market. During 2007, the average daily trading volume for our common stock as reported by the NASDAQ Global Select Market was approximately 45,000 shares. As a result, relatively small trades may have a significant impact on the price of our common stock.

Future sales of shares by existing stockholders, including management stockholders, could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market, the trading price of our common shares could decline. The sale of substantial amounts of Mr. Robert L. Montgomery's or management's stock in the public market, or the perception that these sales may occur, could reduce the market price of our stock.

We may issue preferred stock in the future, with rights senior to our common stock.

We have authorized in our certificate of incorporation the issuance of up to three million shares of preferred stock. We may issue shares of preferred stock in one or more new series. Our board of directors may determine the terms of the preferred stock without further action by our stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. Although we have no present plans to issue shares of preferred stock or to create new series of preferred stock, if we do issue preferred stock, it could affect the rights, or even reduce the value, of our common stock.

Item No. 1B - Unresolved Staff Comments

As of the filing of this Annual Report on Form 10-K, we had no unresolved comments from the staff of the Securities and Exchange Commission that were received not less than 180 days before the end of our 2007 fiscal year.

Item No. 2 – Properties

We own approximately six acres of land and a building containing approximately 126,000 square feet of office, manufacturing and warehouse space located in Chesterfield, Missouri, where we maintain our corporate headquarters and sole manufacturing facility. We believe that our worldwide facilities are suitable and adequate in relation to our present and immediate future needs.

The following table summarizes information related to our worldwide facilities as of December 31, 2007:

Location	Nature of Use	Square Feet	Owned/Leased
Chesterfield, MO, USA	corporate headquarters/call center/manufacturing/warehouse	126,000	Owned
Seven Hills (Sydney), Australia	central office/ warehouse/distribution	8,900	Leased
Oakville, Ontario, Canada	warehouse/distribution	2,100	Leased
Mexico City, Mexico	central office/ warehouse/distribution	28,000	Leased
Makati City (Manila), Philippines	central office/ warehouse/distribution	8,100	Leased
Birmingham, England, UK	central office/ warehouse/distribution	2,200	Leased
Petaling Jaya, Malaysia	central office/call center	6,500	Leased
Dietzenbach (Frankfurt), Germany	central office/ warehouse/distribution	8,300	Leased

Item No. 3 - Legal Proceedings

From time to time, we are involved in litigation incidental to the conduct of our business. We do not believe that any current proceedings will have a material adverse effect on our business, financial condition, results of operations or cash flows.

Item No. 4 - Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item No. 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NASDAQ Global Select Market under the symbol: RELV. The following table sets forth the high and low sales prices of our common stock and the quarterly dividends per share paid on our common stock during the years ended December 31, 2007 and 2006.

	High	Low	Dividend
Year Ending December 31, 2007			
Fourth Quarter	$ 10.07	$ 7.50	$ 0.05
Third Quarter	11.60	8.94	-
Second Quarter	11.56	9.53	0.05
First Quarter	11.49	8.57	-
Year Ending December 31, 2006			
Fourth Quarter	10.25	8.10	0.05
Third Quarter	10.37	6.46	-
Second Quarter	12.86	9.14	0.05
First Quarter	18.69	11.00	-

As of March 1, 2008, there were approximately 2,180 holders of record of our common stock and an additional 4,990 beneficial owners, including shares of common stock held in street name. During the fourth quarter of 2007, we did not repurchase any shares of our common stock under our share repurchase plan authorized by our Board of Directors in May 2007 that provides for share repurchases of up to $15 million through April 2010.

Stock Performance Graph

The following graph compares, for the period January 1, 2003 to December 31, 2007, the cumulative total return (assuming reinvestment of dividends) on our common stock with (i) NASDAQ Composite Index (U.S.) and (ii) a peer group including the following companies: Mannatech, Inc., Nature's Sunshine Products, Inc., and USANA Health Sciences, Inc. The peer group consists of other companies marketing nutritional products through direct sales. The graph assumes an investment of $100 on January 1, 2003, in our common stock and each of the other investment categories.

The historical stock prices of our common stock shown on the graph below are not necessarily indicative of future price performance. Per share value as of December 31, 2003, 2004, 2005, 2006 and 2007 is based on the common stock's closing price as of such date. All prices reflect a 5-for-4 stock split issued to holders of record on November 14, 2003.

The information provided under the heading "Performance Graph" shall not be considered "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Reliv' International, Inc., The NASDAQ Composite Index
And A Peer Group


$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Reliv' International, Inc.
NASDAQ Composite
Peer Group

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	Base Period 12/02	12/03	12/04	12/05	12/06	12/07
Reliv' International, Inc.	100.00	137.34	241.48	358.84	238.65	227.72
NASDAQ Composite	100.00	149.75	164.64	168.60	187.83	205.22
Peer Group	100.00	319.51	468.30	441.49	501.29	331.01

Item No. 6 - Selected Financial Data

The following selected financial data are derived from our audited consolidated financial statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K and our audited consolidated financial statements, related notes and other financial information included in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of our results of operations for future periods.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Statements of Operations Data:					
Product sales	$ 99,465,246	$105,497,420	$102,045,383	$87,565,109	$ 69,679,404
Handling and freight income	11,592,258	11,969,737	11,519,781	9,417,324	7,280,319
Net sales	111,057,504	117,467,157	113,565,164	96,982,433	76,959,723
Costs and expenses:					
Cost of products sold	19,100,527	19,519,904	19,264,347	16,662,935	13,228,050
Distributor royalties and commissions	44,298,744	47,127,026	45,479,062	38,622,537	29,916,744
Selling, general, and administrative	40,363,322	38,716,529	36,348,526	32,710,657	26,438,447
Total costs and expenses	103,762,593	105,363,459	101,091,935	87,996,129	69,583,241
Income from operations	7,294,911	12,103,698	12,473,229	8,986,304	7,376,482
Other income (expense):					
Interest income	634,446	692,595	238,473	118,467	91,038
Interest expense	(1,373)	(50,156)	(313,329)	(243,118)	(234,956)
Other income	314,131	256,966	101,043	146,036	66,876
Total other income (expense)	947,204	899,405	26,187	21,385	(77,042)
Income before income taxes	8,242,115	13,003,103	12,499,416	9,007,689	7,299,440
Provision for income taxes	3,201,000	5,105,000	4,978,000	3,621,000	2,902,000
Net income	5,041,115	7,898,103	7,521,416	5,386,689	4,397,440
Preferred dividends accrued and paid	—	—	—	12,292	56,762
Net income available to common shareholders	$ 5,041,115	$ 7,898,103	$ 7,521,416	$ 5,374,397	$ 4,340,678
Earnings per common share – Basic	$ 0.31	$ 0.48	$ 0.47	$ 0.34	$ 0.29
Weighted average shares	16,094,000	16,465,000	15,885,000	15,662,000	14,969,000
Earnings per common share – Diluted	$ 0.31	$ 0.47	$ 0.46	$ 0.31	$ 0.26
Weighted average shares	16,303,000	16,727,000	16,388,000	17,137,000	16,706,000
Cash dividends declared per common share	$ 0.100	$ 0.100	$ 0.075	$ 0.065	$ —

	As of December 31,				
Balance Sheet Data:	2007	2006	2005	2004	2003
Cash and cash equivalents	$11,694,699	$ 9,332,810	$ 5,653,594	$10,151,503	$7,902,508
Working capital	12,513,543	16,229,922	3,963,741	11,466,647	7,256,295
Total assets	33,606,771	37,282,220	25,981,423	30,996,667	24,680,916
Long-term debt, less current maturities	—	—	2,211,065	3,357,691	3,700,138
Total stockholders' equity	23,805,201	27,733,851	12,564,828	18,190,753	13,072,378

Item No. 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item No. 6 - Selected Financial Data" and our financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. We also offer a line of skin care products. We sell our products through an international network marketing system using independent distributors. Sales in the United States represented approximately 88.5% of worldwide net sales for the year ended December 31, 2007 compared to approximately 90.0% for the year ended December 31, 2006. Our international operations currently generate sales through distributor networks in Australia, Canada, Germany, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom. We also operate on a limited basis in Austria and the Netherlands from our German office.

We derive our revenues principally through product sales made by our global independent distributor base, which, as of December 31, 2007, consisted of approximately 69,970 distributors. Our sales can be affected by several factors, including our ability to attract new distributors and retain our existing distributor base, our ability to properly train and motivate our distributor base and our ability to develop new products and successfully maintain our current product line.

All of our sales to distributors outside the United States are made in the respective local currency; therefore, our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as compared to the U.S. dollar. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars. From time to time, we enter into foreign exchange forward contracts to mitigate our foreign currency exchange risk.

Components of Net Sales and Expense

Product sales represent the actual product purchase price typically paid by our distributors, after giving effect to distributor allowances, which can range between 20% to 40% of suggested retail price, depending on the rank of a particular distributor. Handling and freight income represents the amounts billed to distributors for shipping costs. We record net sales and the related commission expense when the merchandise is shipped.

Our primary expenses include cost of products sold, distributor royalties and commissions and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead directly associated with production of our products and sales materials, as well as shipping costs relating to the shipment of products to distributors, and duties and taxes associated with product exports. Cost of products sold is impacted by the cost of the ingredients used in our products, the cost of shipping the distributors' orders, along with our efficiency in managing the production of our products.

Distributor royalties and commissions are monthly payments made to Master Affiliates and above, based on products sold by Master Affiliates and above sponsored by such Master Affiliates or higher-level distributors. Based on our distributor agreements, these expenses typically approximate 23% of sales at suggested retail. Also, we include other sales leadership bonuses, such as Ambassador bonuses, in this line item. We generally expect total distributor royalties and commissions to approximate 40% of our net sales. Distributor royalties and commissions are directly related to the level of our sales and, absent any changes in our distributor compensation plan, should continue at comparable levels as a percentage of net sales as in recent periods.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation and amortization, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits; the amount we decide to invest in distributor training and motivational initiatives; the cost of regulatory compliance, such as the costs incurred to comply with the various provisions of the Sarbanes-Oxley Act of 2002; and other administrative costs.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2007, 2006 and 2005. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	Year ended December 31,		
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of products sold	17.2	16.6	17.0
Distributor royalties and commissions	39.9	40.1	40.0
Selling, general and administrative	36.3	33.0	32.7
Income from operations	6.6	10.3	11.0
Interest income	0.5	0.6	0.2
Interest expense	(0.0)	(0.0)	(0.3)
Other income	0.3	0.2	0.1
Income before income taxes	7.4	11.1	11.0
Provision for income taxes	2.9	4.4	4.4
Net income	4.5%	6.7%	6.6%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Sales. Overall, sales decreased by 5.5% worldwide, as sales in the United States decreased by 7.0% in the year ended December 31, 2007 compared to 2006. During 2007, our international sales increased by 8.8% over the prior year, primarily the result of the weakening U.S. dollar. However, we did experience sales growth of 20% in our Philippine market, when measured in local currency.

The following table summarizes net sales by geographic market ranked by the date we began operations in each market for the years ended December 31, 2007 and 2006.

	Year Ended December 31,				Change from prior year	
	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%
	(dollars in thousands)					
United States	$ 98,348	88.5%	$ 105,784	90.0%	$ (7,436)	(7.0)%
Australia/New Zealand	2,944	2.7	2,550	2.2	394	15.5
Canada	1,634	1.5	1,638	1.4	(4)	(0.2)
Mexico	1,526	1.4	1,433	1.2	93	6.5
United Kingdom/Ireland	1,062	1.0	1,235	1.1	(173)	(14.0)
Philippines	2,942	2.6	2,198	1.9	744	33.8
Malaysia/Singapore	1,765	1.5	1,805	1.5	(40)	(2.2)
Germany	837	0.8	824	0.7	13	1.6
Consolidated total	$ 111,058	100.0%	$ 117,467	100.0%	$ (6,409)	(5.5)%

The following table sets forth, as of December 31, 2007 and 2006, the number of our active distributors and Master Affiliates and above. The total number of active distributors includes Master Affiliates and above. We define an active distributor as one that enrolls as a distributor or renews its distributorship during the prior twelve months. Master Affiliates and above are distributors that have attained the highest level of discount and are eligible for royalties generated by Master Affiliates and above in their downline organization. Growth in the number of active distributors and Master Affiliates and above is a key factor in continuing the growth of our business.

	December 31, 2007		December 31, 2006		% Change	
	Active Distributors	Master Affiliates and Above	Active Distributors	Master Affiliates and Above	Active Distributors	Master Affiliates and Above
United States	56,920	13,890	52,880	16,580	7.6%	(16.2)%
Australia/New Zealand	2,450	280	2,460	300	(0.4)	(6.7)
Canada	1,140	180	1,170	180	(2.6)	0.0
Mexico	1,430	220	1,130	240	26.5	(8.3)
United Kingdom/Ireland	780	120	910	160	(14.3)	(25.0)
Philippines	4,530	400	3,430	370	32.1	8.1
Malaysia/Singapore	2,170	350	2,560	410	(15.2)	(14.6)
Germany	550	150	420	130	31.0	15.4
Consolidated total	69,970	15,590	64,960	18,370	7.7%	(15.1)%

In the United States, the sales decline was the result of fewer distributors qualifying for the level of Master Affiliate during 2007, compared to 2006. This decrease in the number of new Master Affiliates led to a reduction in the size of the average order. In 2007, approximately 5,150 distributors qualified as new Master Affiliates and 47.6% of the Master Affiliates and above as of December 31, 2006 requalified as Master Affiliates and above during 2007. This compares to approximately 7,600 new Master Affiliates and a requalification rate of 56.7% in 2006. In 2007, approximately 21,930 new distributors were enrolled in the United States, as compared to approximately 20,390 in 2006. Distributor retention in the United States improved slightly to approximately 65.2% for 2007 compared to a rate of 62.4% for 2006.

In the United States during 2007, we processed approximately 336,060 orders for products at an average order of $386 at suggested retail. In 2006, we processed approximately 332,725 product orders at an average order of $421 at suggested retail. Over the past year, we have emphasized the importance of bringing in new distributors at all levels, not just directly into the Master Affiliate level. We intend to continue our distributor growth strategy of bringing in new distributors at all levels. However, we will continue to focus on efforts to teach our newest distributors to build their business to the Master Affiliate level through training and other programs. Included in these order and average order totals are orders placed through our Direct Select program. This program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States during 2007, we processed a total of approximately 61,360 orders under this program at a suggested retail sales value of $7.2 million, compared to 75,870 orders, at a suggested retail value of $8.8 million during 2006. The average order size at a suggested retail value was $118 in 2007 compared to $116 during 2006.

We also continue to focus on initiatives to improve our new distributor enrollment rates, which we believe will lead to improved sales, and continue to emphasize the importance of new distributor enrollments in our distributor training. We contracted to once again be featured in the February 2008 issue of *Success from Home* magazine, a publication targeted towards people who are considering starting their own business in the network marketing industry. We continue to encourage our distributors to use this magazine as a tool to help them build their sales organizations, as industry data shows it to be an effective tool. A new bonus program was announced in August 2007. This bonus program involves monthly and periodic cash awards, along with the opportunity to earn a trip to the Lake of the Ozarks, Missouri in September 2008. We believe this will be a more effective bonus program than the "Mega Bonus" program, as it will award bonuses throughout the year, and therefore will potentially impact a greater number of distributors. This allows new distributors to have an equal opportunity to earn awards, regardless of when they become a distributor during the contest period.

In February 2007, we launched our new weight control product line, Slimplicity®. Slimplicity currently replaces the Ultrim-Plus meal replacement product line in the United States, Germany, and the United Kingdom and we expect it to replace Ultrim-Plus in other markets. In 2007, sales of the Slimplicity product line represented approximately 9% of net sales in the United States. In comparison, sales of the previous weight control product line historically represented approximately 2% of net sales in the United States annually.

During the year ended December 31, 2007, net sales in our international operations increased in aggregate by 8.8% to $12.7 million compared to $11.7 million for the year ended December 31, 2006. The increase in international sales occurred primarily in the Philippines, Australia/New Zealand, and Mexico. When net sales are converted using the 2006 exchange rate for both 2007 and 2006, international net sales increased 0.6% for 2007 compared to the prior year, as the U.S. dollar weakened against all of the currencies in which we conduct operations, except for the Mexican peso.

Net sales in the Australia/New Zealand market increased by 15.5% in 2007 compared to 2006. New distributor enrollments were 900 in 2007 compared to 893 in 2006. When net sales are converted using the 2006 exchange rate for both 2007 and 2006, net sales in this market increased by 3.8%. In 2006, we started a sales development in that region by supporting leading U.S. distributors as part of a sustained plan to develop more activity in this and other foreign markets. In 2007, that plan continued, but at a slightly reduced level. In total, we invested approximately $433,000 in sales development expenses across our foreign markets during 2007. The majority of this investment took place in this market. The sales development efforts continue to have a positive impact on net sales, which in turn, has improved the operating results of this market. The combined net loss for the Australia/New Zealand market was $43,000 in 2007, compared to a net loss of $224,000 in 2006.

Net sales in Canada decreased by 0.2% in 2007 compared to 2006. Just as in the United States, the decline in new qualifying Master Affiliates played a role in the decline in net sales. In 2007, 65 distributors qualified as Master Affiliates, compared to 88 in the prior year. New distributor enrollments were 381 in 2007 compared to 441 in 2006. When measured in local currency, Canadian net sales decreased by 5.8% in 2007 compared to 2006. Net income in Canada was $62,000 for 2007, compared to a net loss of $2,000 in 2006. In November 2007, we adjusted the pricing of our products in Canada to reflect the value of the stronger Canadian dollar.

Net sales in Mexico increased 6.5% in 2007 compared to 2006. New distributor enrollments were 976 in 2007 compared to 682 in 2006. When measured in local currency, 2007 net sales increased by 6.8%, as the Mexican peso weakened slightly on average for 2007 when compared to the U.S. dollar. Mexico is beginning to show signs of improvement in sales from the price increase and change in distributor qualification requirements that were made in March 2005 to make the Mexican business model consistent with the rest of our markets. These improved sales results are also due in part to the efforts of the national sales manager we named for our Reliv Mexico operations in August 2006. The net loss in Mexico for 2007 was $332,000, compared to a net loss of $285,000 in 2006. The increase in the net loss is due to higher expenses for local distributor conferences and other marketing support.

Net sales in the United Kingdom decreased by 14.0% for 2007 compared to 2006, as we struggled to make inroads in developing local distributor leaders in this market. When measured in local currency, net sales in the UK decreased by 20.8% in 2007 compared to the prior year. New distributor enrollments were 415 in 2007 compared to 624 in 2006. The net loss incurred in the United Kingdom was $564,000 in 2007, compared to a net loss of $507,000 in 2006. The weakening U.S. dollar was the primary cause of the increased loss, as the net loss when measured in British pounds sterling was £282,000 in 2007 and £274,000 in 2006.

Net sales in the Philippines increased by 33.8% in 2007 compared to the prior year. New distributor enrollments were 3,390 in 2007 compared to 2,254 in 2006. When measured in local currency, 2007 net sales increased by 20.0%. Sales growth in the Philippines has been the result of stable and effective local sales leadership, along with the continuing development of local distributor leaders. Along with the increase in new distributor enrollments, the active distributor count in the Philippines grew by 32.1% as of the end of 2007 compared to the end of 2006, and the number of distributors at the Master Affiliate or higher level grew by 8.1%. The net loss in the Philippines for 2007 was $210,000, compared to a net loss of $127,000 in 2006, due to higher expenses in corporate-sponsored distributor meetings.

Net sales in the Malaysia/Singapore market decreased by 2.2% in 2007 compared to the prior year. New distributor enrollments were 1,361 in 2007 compared to 1,743 in 2006. When measured in local currency, 2007 net sales declined by 8.3%. The combined net loss for Malaysia/Singapore for 2007 was $312,000, compared to a net loss of $258,000 in 2006. We appointed a new sales manager for this market in May 2007. We view this market, coupled with the Philippines, as part of a larger Asian regional market. We are gradually designing our products, product labeling, and sales materials to work across the entire region. As part of this regional consolidation, we have begun to use a public bonded warehouse in Singapore to consolidate inventories across the region. This will allow us to eventually eliminate local warehousing needs in each country which should reduce our carrying costs.

Net sales in Germany increased by 1.6% in 2007 compared to the prior year. New distributor enrollments were 368 in 2007, compared to 359 in 2006. When measured in local currency, 2007 net sales declined by 7.1%. The net loss in Germany for 2007 was $688,000, compared to a net loss of $473,000 in 2006. The increase in the net loss is the result of additional corporate spending in sales staffing and support.

Cost of Products Sold. Cost of products sold as a percentage of net sales increased to 17.2% for the year ended December 31, 2007 compared to 16.6% for the year ended December 31, 2006. Gross margins declined in 2007 compared to 2006 primarily due to lower production levels corresponding with the decrease in sales. Additionally, raw material price increases and higher outbound freight costs are negatively impacting gross margins.

Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales decreased slightly to 39.9% for the year ended December 31, 2007 compared to 40.1% for the same period in 2006. Due to the structure of our distributor compensation plan, we do not expect to experience significant fluctuations in distributor royalties and commissions as a percentage of net sales.

Selling, General and Administrative Expenses. For 2007, selling, general and administrative, or SGA, expenses increased by $1.6 million compared to 2006. Additionally, SGA expenses as a percentage of net sales increased to 36.3% in 2007 compared to 33.0% in 2006.

Sales and marketing expenses represented approximately $1.4 million of the increase in 2007. Components of the change included an increase in salaries, fringes, and contract labor expenses of $871,000, an increase of $294,000 for our international and regional leadership conferences, an increase of $209,000 in promotional bonuses and trips related to sales volume. At our international distributor conference in St. Louis in late July 2006, we announced a special bonus program, called "Mega Bonus." Under the new "Mega Bonus" program, we awarded more than $700,000 in bonuses at our international conference in August 2007. The bonuses were awarded to the top 50 distributors in group sales volume between August 1, 2006 and July 31, 2007, with the first-place winner receiving $100,000. The promotional trip expenses related to an incentive trip to Germany earned by our top 50 distributorships upon reaching $15 million in worldwide retail sales in two consecutive months during the first quarter of 2007. Additional year over year increases in expenditures were incurred for distributor newsletter costs, and costs incurred for corporate-sponsored business opportunity meetings.

Distribution and warehouse expenses increased by $247,000 due to higher wages, contract labor expenses, and shipping supply expenses. General and administrative expenses decreased by approximately $10,000 in 2007 compared to 2006. Significant increases were in salaries and benefits of $636,000, accounting fees of $170,000, legal fees of $178,000, and directors' fees of $117,000. These were offset by decreases in incentive compensation expense of $871,000, business insurance expenses of $216,000, and shareholder communication expenses of $164,000.

Interest Income/Expense. Interest income decreased to $634,000 for the year ended December 31, 2007, compared to $693,000 for the same period in 2006. The decrease in interest income is the result of a decrease in short-term investments over the second half of 2007. Interest expense decreased to $1,000 for 2007 compared to $50,000 for 2006.

Income Taxes. We recorded income tax expense of $3.2 million for 2007, an effective rate of 38.8%. In 2006, we recorded income tax expense of $5.1 million, an effective rate of 39.3%. The lower effective rate in 2007 is the result of the increased benefit of the Domestic Manufacturing Deduction, a reduction in international losses for which there is no tax benefit, and lower marginal income tax rate, as our income before taxes was lower than the prior year.

Net Income. Our net income decreased to $5.0 million ($0.31 per share basic and diluted) for the year ended December 31, 2007 compared to $7.9 million ($0.48 per share basic and $0.47 per share diluted) for 2006. Profitability decreased commensurate with the decrease in net sales in the United States, as discussed above, and as a result of the increase in the net loss from international operations. Net income in the United States was $7.1 million in 2007, compared to $9.8 million in 2006. The net loss from international operations was $2.1 million in 2007, compared a net loss of $1.9 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales. Sales in the United States grew by 3.2% in the year ended December 31, 2006 compared to 2005. During 2006, our international sales increased by 6.1% over the prior year, primarily the result of continued growth in our UK market due to the efforts of the local management, and growth in our Australia/New Zealand market as the result of certain focused sales development efforts.

The following table summarizes net sales by geographic market for the years ended December 31, 2006 and 2005:

	Year Ended December 31,					
	2006		2005		Change from prior year	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%
			(dollars in thousands)			
United States	$ 105,784	90.0%	$ 102,549	90.3%	$ 3,235	3.2%
Australia/New Zealand	2,550	2.2	2,215	2.0	335	15.1
Canada	1,638	1.4	1,668	1.5	(30)	(1.8)
Mexico	1,433	1.2	1,608	1.4	(175)	(10.9)
United Kingdom/Ireland	1,235	1.1	846	0.7	389	46.0
Philippines	2,198	1.9	2,328	2.0	(130)	(5.6)
Malaysia/Singapore	1,805	1.5	2,031	1.8	(226)	(11.1)
Germany	824	0.7	320	0.3	504	157.5
Consolidated total	$ 117,467	100.0%	$ 113,565	100.0%	$ 3,902	3.4%

The following table sets forth the number of our active distributors and Master Affiliates and above, as of December 31, 2006 and 2005:

	December 31, 2006		December 31, 2005		% Change	
	Active Distributors	Master Affiliates and Above	Active Distributors	Master Affiliates and Above	Active Distributors	Master Affiliates and Above
United States	52,880	16,580	52,040	15,840	1.6%	4.7%
Australia/New Zealand	2,460	300	2,410	250	2.1	20.0
Canada	1,170	180	1,210	210	(3.3)	(14.3)
Mexico	1,130	240	1,630	310	(30.7)	(22.6)
United Kingdom/Ireland	910	160	750	100	21.3	60.0
Philippines	3,430	370	4,070	490	(15.7)	(24.5)
Malaysia/Singapore	2,560	410	3,250	590	(21.2)	(30.5)
Germany	420	130	120	50	250.0	160.0
Consolidated total	64,960	18,370	65,480	17,840	(0.8)%	3.0%

In the United States, the rate of sales growth was impacted by declining new distributor enrollments over the course of 2006. In 2006, approximately 20,390 new distributors were enrolled in the United States, as compared to approximately 23,030 in 2005. Distributor retention in the United States remained consistent at approximately 62.4% for 2006 compared to a rate of 62.9% for 2005. The number of distributors reaching Master Affiliate and above in the United States was similarly impacted in 2006. In 2006, approximately 7,600 distributors qualified as new Master Affiliates and 56.7% of the Master Affiliates and above as of December 31, 2005 requalified as Master Affiliates and above during 2006. This compares to approximately 8,120 new Master Affiliates and a requalification rate of 61.6% in 2005.

During the year ended December 31, 2006, net sales in our international operations increased in aggregate by 6.1% to $11.7 million compared to $11.0 million for the year ended December 31, 2005. The increase in international sales occurred primarily in United Kingdom/Ireland, Australia/New Zealand, and Germany. In 2006, Germany had its first full year of business, with net sales of $824,000, compared to $320,000 from July through December, 2005. When net sales are converted using the 2005 exchange rate for both 2006 and 2005, international net sales increased 3.4% for 2006 compared to the prior year, as the U.S. dollar strengthened against the Australian and New Zealand dollars and the Mexican peso. All other currencies in which we conduct operations strengthened against the U.S. dollar, in particular the Philippine peso and Canadian dollar.

Net sales in the Australia/New Zealand market increased by 15.1% in 2006 compared to 2005. New distributor enrollments were 893 in 2006 compared to 725 in 2005. When net sales are converted using the 2005 exchange rate for both 2006 and 2005, net sales in this market increased by 16.8%. In 2006, we invested in sales development in that region by supporting leading U.S. distributors as part of a sustained plan to develop more activity in this and other foreign markets. In total, we invested approximately $500,000 in these additional sales development expenses across our foreign markets during 2006. The sales development efforts were successful in that they had a positive impact on net sales; however, the combined net loss for the Australia/New Zealand market was $224,000 in 2006, compared to a net loss of $115,000 in 2005.

Net sales in Canada decreased by 1.8% in 2006 compared to 2005. Just as in the United States, the decline in new distributor enrollments played a role in the decline in net sales. New distributor enrollments were 441 in 2006 compared to 489 in 2005. When measured in local currency, Canadian net sales decreased by 7.9% in 2006 compared to 2005. The net loss in Canada was $2,000 for 2006, compared to net income of $77,000 in 2005. In mid-2006, we hired a sales manager to focus on the Canadian market.

Net sales in Mexico decreased 10.9% in 2006 compared to 2005. New distributor enrollments were 682 in 2006 compared to 1,048 in 2005. When measured in local currency, 2006 net sales declined by 10.7%. For most of 2006, net sales continued to be impacted by the price increase and change in distributor qualification requirements, effective March 1, 2005, to make the Mexican business model consistent with the rest of our markets. The net loss in Mexico for 2006 was $285,000, compared to a net loss of $446,000 in 2005.

Net sales in the United Kingdom increased by 46.0% for 2006 compared to 2005, as the efforts of our general manager hired in 2005 in the United Kingdom continued to show positive results, coupled with added U.S. distributor leader support. When measured in local currency, net sales in the United Kingdom increased by 43.9% in 2006, compared to the prior year. New distributor enrollments were 624 in 2006 compared to 447 in 2005. However, the added staffing and sales development expenses continue to impact the profitability of this market. The net loss incurred in the United Kingdom was $507,000 in 2006, compared to a net loss of $421,000 in 2005.

Net sales in the Philippines declined by 5.6% in 2006 compared to the prior year. New distributor enrollments were 2,254 in 2006 compared to 2,993 in 2005. When measured in local currency, 2006 net sales declined by 11.9%. As in Mexico, net sales continue to be impacted by the changes to our distributor qualification requirements and increased prices in the Philippines effective February 2005. The net loss in the Philippines for 2006 was $127,000, compared to a net loss of $104,000 in 2005, as we increased our expense in corporate-sponsored business opportunity meetings and other forms of distributor communications.

Net sales in the Malaysia/Singapore market decreased by approximately 11.1% in 2006 compared to the prior year. New distributor enrollments were 1,743 in 2006 compared to 2,546 in 2005. When measured in local currency, 2006 net sales declined by 14.1%. Net sales decreased in Malaysia/Singapore because our new distributor enrollments declined by nearly 31.5% during 2006 compared to 2005, and our active distributor count decreased by 21.2%. The combined net loss for Malaysia/Singapore for 2006 was $258,000, compared to a net loss of $392,000 in 2005. We have taken steps to reduce administrative expenses in this market by moving our offices into a smaller, less-costly facility and have reduced our presence in Singapore by consolidating our operations into the Malaysian office, with distribution via a public warehouse.

Net sales in Germany increased by 157% from $320,000 in 2005 to $824,000 in 2006, our first full year of operations. New distributor enrollments were 359 in 2006, compared to 120 during the portion of 2005 that we were open for business. We began operations in Germany in July 2005. The net loss in Germany for 2006 was $473,000.

Our Direct Select program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States during 2006, we processed a total of approximately 75,870 orders under this program at a suggested retail sales value of $8.8 million, compared to 76,000 orders, at a suggested retail value of $8.4 million during 2005. The average order size at a suggested retail value increased in 2006 to $116 compared to $111 during 2005.

Cost of Products Sold. Cost of products sold as a percentage of net sales decreased slightly to 16.6% for the year ended December 31, 2006 compared to 17.0% for the year ended December 31, 2005. Gross margins improved primarily due to margin improvements on our new formulation of Reliv Classic, which was introduced in mid-February 2006, along with improved production efficiencies. Partially offsetting these improvements were higher distribution costs on distributors' orders due to fuel surcharges and other increased shipping charges.

Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales increased slightly to 40.1% for the year ended December 31, 2006 compared to 40.0% for the same period in 2005.

Selling, General and Administrative Expenses. For 2006, selling, general and administrative, or SGA, expenses increased by $2.4 million compared to 2005. Additionally, SGA expenses as a percentage of net sales increased from 32.0% in 2005 to 33.0% in 2006.

Sales and marketing expenses represented approximately $1.8 million of the 2006 increase, including the increased international sales development expenses of $508,000, and increased promotional bonuses, such as the "Mega Bonus", of $482,000 and promotional trip expenses of $289,000 related to sales volume. Expenses for distributor conferences, such as our International Conference and regional conferences, increased by $200,000. Distribution and warehouse expenses increased by $202,000 due to higher wages and fringe benefit expenses. General and administrative expenses increased by approximately $383,000. Major components of the increase were an increase in salaries, bonuses, and fringe benefit expenses of $637,000 and an increase in business insurance expense of $215,000. Offsetting the increases were decreases in professional and consulting fees, legal, and accounting fees of $459,000.

Interest Income/Expense. Interest income increased to $693,000 for the year ended December 31, 2006, compared to $238,000 for the same period in 2005. Interest expense decreased to $50,000 for 2006 compared to $313,000 for 2005. The decrease is the result of a lower outstanding debt level during the year ended December 31, 2006, compared to 2005. In April 2006, we completed a public offering of our common stock, which yielded $11.9 million in net proceeds to us. A portion of the proceeds was used to pay off the remaining balance of $2.2 million on a note we entered into in March 2005 to purchase the shares of our common stock owned by a former officer/director and his wife. The increase in interest income is the result of the earnings on the remaining proceeds and higher interest rates compared to the prior year.

Income Taxes. We recorded income tax expense of $5.1 million for 2006, an effective rate of 39.3%. In 2005, we recorded income tax expense of $5.0 million, an effective rate of 39.8%. The lower effective rate in 2006 is the result of the benefit of tax-exempt interest income, coupled with the Federal excise tax credit available on telecommunications services.

Net Income. Our net income improved to $7.9 million ($0.48 per share basic and $0.47 per share diluted) for the year ended December 31, 2006 compared to $7.5 million ($0.47 per share basic and $0.46 per share diluted) for 2005. Profitability increased slightly commensurate with the increase in net sales in the United States, as discussed above, and the increase in interest income. Net income in the United States was $9.8 million in 2006, compared to $9.2 million in 2005. The net loss from international operations was $1.9 million in 2006, compared a net loss of $1.7 million in 2005.

Financial Condition, Liquidity and Capital Resources

We generated $4.8 million of net cash during 2007 from operating activities, $6.6 million was generated in investing activities, and we used $9.2 million in financing activities. This compares to $9.0 million of net cash provided by operating activities, $9.3 million used in investing activities, and $3.8 million generated in financing activities in 2006. Cash and cash equivalents increased by $2.4 million to $11.7 million as of December 31, 2007 compared to December 31, 2006. We also have $399,000 in short-term investments as of December 31, 2007, compared to $7.9 million as of December 31, 2006.

Significant changes in working capital items consisted of an increase in inventories of $1.3 million, a decrease in prepaid expenses and other current assets of $268,000, and an increase in other assets of $431,000 in 2007. Lower than forecasted sales volumes in recent months have resulted in higher than planned finished goods and raw material inventories. Sales aids and promotional materials have increased primarily due to the purchase of a new edition of *Success from Home* magazine. This magazine is being sold in bulk packs as a recruiting tool. The decrease in prepaid expenses/other current assets is due to the reduction in deposits with certain key vendors. Other assets increased as the result of additional insurance premiums paid and an increase in the value of assets held in a supplemental executive retirement plan.

Our net investing activities included $836,000, $477,000, and $1.6 million for capital expenditures in the years ended December 31, 2007, 2006 and 2005, respectively. Investing activities for 2007 also included net proceeds of $7.5 million in short-term investments. The remaining balance of short-term investments at December 31, 2007 is comprised of certificates of deposit. We continue to hold a long-term investment valued at $1.1 million as of December 31, 2007 as a limited partner in a private equity fund.

Financing activities in 2007 included $7.7 million in purchases of our stock into treasury and $1.6 million in common stock dividends paid. Financing activities in 2006 included $11.9 million in net proceeds from the common stock offering that closed in April 2006, $1.7 million in common stock dividends paid, $3.6 million in our purchases of our stock into treasury, $317,000 in proceeds from options and warrants exercised and excess tax benefits from stock-based compensation, and $3.1 million of principal payments made on long-term borrowings. These payments paid off the balance of a promissory note for the purchase of common stock from a former officer/director and his wife that occurred in March 2005. The most significant financing activity in 2005 was $13.8 million in purchases of treasury stock. Of the $13.8 million in stock purchases, $9.7 million was paid in cash and notes were issued for the remaining $4.1 million. As of December 31, 2005, $3.1 million of the notes was outstanding. The majority of this treasury stock was purchased from a former officer, a former officer/director and his wife, and three of our current officers and/or directors. In March 2005, we announced that our board of directors had approved a stock repurchase plan of our common stock of up to $15 million over the next three years.

Approximately $4.3 million of stock was purchased in the open market during 2005. In June 2005, we also paid the remaining balance of the long-term debt on our headquarters facility totaling approximately $3.5 million. In 2005, we also paid $1.2 million in common stock dividends and received $274,000 in proceeds from the exercise of options and warrants.

Stockholders' equity decreased to $23.8 million at December 31, 2007 compared with $27.7 million at December 31, 2006. The components of the change in equity are our net income during 2007 of $5.0 million, less the treasury stock purchases and common stock dividends paid.

Our working capital balance was $12.5 million at December 31, 2007 compared to $16.2 million at December 31, 2006. The current ratio at December 31, 2007 was 2.5 compared to 2.9 at previous year-end.

On February 21, 2006, we filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to an underwritten public offering of 2,000,000 shares of our common stock. On April 5, 2006, we commenced the public offering at a price of $11.25 per share. The public offering was completed on April 11, 2006 and consisted of 1,200,000 shares of common stock offered and sold by us and 800,000 shares of common stock offered and sold by selling stockholders. The selling stockholders were four of our directors and/or officers. The underwriters had a 30-day option to purchase up to 300,000 additional shares from certain of the selling stockholders to cover over-allotments, if any. This option was exercised for the full 300,000 shares and closed on May 9, 2006. We did not receive any proceeds from the sale of common stock by the selling stockholders. Net proceeds to us from the offering, after reduction for the underwriters' fee and other offering expenses, were $11.9 million.

We also have a $5 million secured revolving credit facility with our primary lender that we entered into in June 2006. This facility expires in April 2008, and any advances accrue interest at a variable interest rate based on LIBOR. The credit facility is secured by all of our assets. The facility includes covenants to maintain total stockholders' equity of not less than $10.5 million, and that the ratio of borrowings under the facility to EBITDA shall not exceed 3.5 to 1.0. At December 31, 2007, we had not utilized any of the revolving line of credit facility and were in compliance with the minimum stockholders' equity covenant.

Management believes that our internally generated funds and the borrowing capacity under the new revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2008.

Contractual Obligations

The table below presents our contractual obligations and commercial commitments as of December 31, 2007. This consists of our operating leases. For the operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 2007.

(In Thousand $'s)	Less Than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Operating leases	93	235	40	—	368
Total Obligations	$ 93	$ 235	$ 40	$ —	$ 368

Critical Accounting Policies

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue

We receive payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. Net sales reflect product sales at suggested retail price less the distributor discount of 20% to 40%. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with EITF 01-09, we present distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. We estimate and accrue a reserve for product returns based on our return policy and historical experience. Total returns have been approximately 1.72%, 1.17%, and 1.20% of net sales in 2007, 2006 and 2005, respectively. We record handling and freight income as a component of net sales and record handling and freight costs as a component of cost of products sold. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting applicable sales taxes.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw material, labor and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, we review our inventory levels in each country for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, we record inventory write-downs when costs exceed expected net realizable value. Historically, our estimates of our obsolete or unmarketable items have been materially accurate.

In 2006, we adopted SFAS No. 151, "Inventory Costs," ("SFAS 151") which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as period charges, rather than as an inventory value. This standard also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Our pre-existing accounting policy for inventory valuation was generally consistent with this guidance, and therefore, the adoption of SFAS 151 did not have a significant impact on our 2006 financial results.

Foreign Currency Translation

All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rate for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during this interim period have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that our investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, "Accounting for Contingencies," and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Stock-Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS No. 123(R)"). Prior to the adoption of SFAS No. 123(R), we had adopted the disclosure-only provisions of SFAS No. 123 and accounted for employee stock-based compensation under the intrinsic value method, and no expense related to stock options was recognized. We adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, our consolidated financial statements as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

We used the Black-Scholes option pricing model to determine the fair value of stock options which requires us to estimate certain key assumptions. As a result of adopting SFAS 123(R), we incurred employee stock-based compensation cost of $75,000 ($51,000 net of tax) and $63,000 (also $63,000 net of tax), for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, we had $782,000 ($531,000 net of tax) of unrecognized compensation cost relating to stock options.

Income Tax Matters

We face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. In evaluating the exposure associated with our various filing positions, we estimate reserves for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

At December 31, 2007, we had deferred tax assets related to net operating loss carryforwards and other income tax credits with a tax value of $3.33 million. These net operating loss carryforwards have various expiration dates, depending on the country in which they occurred. A valuation allowance of $3.28 million has been established for a portion of these deferred tax assets based on projected future taxable income and the expiration dates of these carryforwards.

The calculations of our tax liabilities involve dealing with uncertainties in the application of complex tax regulations. On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109" (FIN No. 48), and related guidance (see Note 11: Income Taxes" in Part II, Item 8 of this Form 10-K). As a result of the implementation of FIN No. 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed in FIN No. 48. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, or new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Accounting Pronouncements Not Yet Implemented

<u>Fair Value Positions</u>

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial and non-financial assets and liabilities are not anticipated to have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a significant impact on our consolidated financial statements.

Item No. 7A - Quantitative And Qualitative Disclosures Regarding Market Risk

Foreign Currency Risk

Our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as we have several foreign subsidiaries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars.

Net sales outside of the United States represented 11.5%, 10.0%, and 9.7% of total net sales in 2007, 2006, and 2005, respectively. Our primary exposures to adverse currency fluctuations would result in an increase in the cost of goods sold, relative to foreign net sales, as the vast majority of the products sold are purchased from the parent company in the United States, with prices denominated in U.S. dollars. As of December 31, 2007, we had a net investment in our foreign subsidiaries of $3.0 million (in U.S. dollars).

We have performed a sensitivity analysis as of December 31, 2007 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies in which we conduct business. Using the results of operations for 2007 for our foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in our net income of approximately $50,000 and reduce the value of the net investment in the foreign subsidiaries by $299,000.

From time to time, we enter into foreign exchange forward contracts with a financial institution to sell Canadian dollars in order to protect against currency exchange risk associated with expected future cash flows. We have accounted for these contracts as freestanding derivatives, such that gains or losses on the fair market value of these forward exchange contracts are recorded as other income and expense in the consolidated statements of operations. We began 2007 holding no Canadian forward exchange contracts. During 2007, we elected to enter into forward exchange contracts for a portion of our Canadian cash flows, as the Canadian dollar continued to strengthen against the U.S. dollar. As of December 31, 2007, we were holding Canadian forward exchange contracts totaling $588,000 with maturities through December 31, 2008, and a related mark-to-market loss of $14,000. As of December 31, 2007, we had no hedging instruments in place to offset exposure to any foreign currencies for any of the other countries in which we do business.

Interest Rate Risk

Our interest income is subject to interest rate risk. At December 31, 2007, we hold worldwide balances of cash, cash equivalents, and short-term investments totaling approximately $12.1 million; a substantial portion of which is invested in U.S. based financial instruments. A significant portion of our U.S. held cash and cash equivalents balances earn overnight interest income at either the daily prevailing market rate or other short-term (30 days) variable rates. Our short-term investments consist of fixed-rate certificates of deposit with original maturities greater than 90 days but less than one year at date of purchase. We no longer hold auction rate securities or similar debt securities. Our primary objective of our interest income strategy is to preserve principal while maximizing yields, without significantly increasing risk. Utilizing an average fiscal year 2007 quarter-end balance comprised of U.S. held cash, cash equivalents, and short term investments, a hypothetical 1% change in interest rates could result in a change in our interest income of approximately $123,000.

As noted above, our cash, cash equivalents, and short-term investments are generally invested in short-term financial instruments which the interest rate approximates current market rates. Therefore, we believe our market risk to unrealized gains or losses on the carrying value of these investments is not significant.

We also are exposed to market risk in changes in commodity prices in some of the raw materials we purchase for our manufacturing needs. However, this presents a risk that would not have a material effect on our results of operations or financial condition.

Item No. 8 - Financial Statements and Supplementary Data

Reference is made to the Consolidated Financial Statements contained in Part IV hereof.

Item No. 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item No. 9A - Controls and Procedures

Effectiveness of Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on such review and evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2007, to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, (a) is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms and (b) is accumulated and communicated to our management, including the officers, as appropriate to allow timely decisions regarding required disclosure. There were no material changes in our internal control over financial reporting during the fourth quarter of 2007 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, our independent registered public accounting firm. Their report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007, is included herein.

Item No. 9B - Other Information

None

PART III

Item No. 10 - Directors and Executive Officers of the Registrant

Information called for by Item 10 of Part III is incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 22, 2008, which is expected to be filed with the Commission within 120 days after December 31, 2007.

Item No. 11 - Executive Compensation

Information called for by Item 11 of Part III is incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Shareholders to be held on May 22, 2008, which is expected to be filed with the Commission within 120 days after December 31, 2007.

Item No. 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by Item 12 of Part III is incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 22, 2008, which is expected to be filed with the Commission within 120 days after December 31, 2007.

Item No. 13 - Certain Relationships and Related Transactions

Information called for by Item 13 of Part III is incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 22, 2008, which is expected to be filed with the Commission within 120 days after December 31, 2007.

Item No. 14 - Principal Accountant Fees and Services

Information called for by Item 14 of Part III is incorporated by reference to the definitive Proxy Statement for the 2007 Annual Meeting of Shareholders to be held on May 22, 2008, which is expected to be filed with the Commission within 120 days after December 31, 2007.

PART IV

Item No. 15 - Exhibits and Financial Statement Schedules

(a) 1. The Consolidated Financial Statements filed as part of this report on Form 10-K are listed on the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statement Schedules.

2. Financial schedules required to be filed by Item 8 of this form, and by Item 15(d) below:

Schedule II Valuation and qualifying accounts

All other financial schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

Exhibit Number	Document
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of Schedule 14A of the Registrant filed on April 17, 2003).
3.2	By-Laws (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.3	Amendment to By-Laws dated March 22, 2001 (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.4	Certificate of Designation to Create a Class of Series A Preferred Stock for Reliv' International, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Registrant for quarter ended March 31, 2003).
4.1	Form of Reliv International, Inc. common stock certificate (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
10.1	Amended Exclusive License Agreement with Theodore P. Kalogris dated December 1, 1991 (incorporated by reference to Exhibit 10.1 to the Form 10-K of the Registrant for the year ended December 31, 1992).
10.2*	Robert L. Montgomery Employment Agreement dated June 19, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed June 25, 2007).
10.3*	Carl W. Hastings Employment Agreement dated July 26, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 27, 2007).
10.4	Letter Agreement with Southwest Bank of St. Louis dated June 28, 2006 (incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Registrant for the quarter ended June 30, 2006).
10.5	Promissory Note with Southwest Bank of St. Louis dated June 28, 2006 (incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Registrant for the quarter ended June 30, 2006).
10.6*	Reliv' International, Inc. Supplemental Executive Retirement Plan dated June 1, 1998 (incorporated by reference to Exhibit 10.19 to the Form10-K of the Registrant for year ended December 31, 1998).
10.7*	Reliv International, Inc. Employee Stock Ownership Plan and Trust dated August 24, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed August 30, 2006).
10.8	Agreement with Hydron Technologies, Inc. dated March 1, 2001 (incorporated by reference to Exhibit 10.16 to the Form 10-K of the Registrant for year ended December 31, 2001).
10.9*	Amended and Restated Distributor Stock Purchase Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed May 9, 2002).
10.10*	2003 Stock Option Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed August 13, 2003).
10.11*	Reliv International, Inc. Incentive Compensation Plan effective January 1, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed May 31, 2007).

10.12*	Stock Redemption Agreement with David G. Kreher and Pamela S. Kreher dated March 14, 2005 (incorporated by reference to Exhibit 10.18 to the Form 10-K of the Registrant for the year ended December 31, 2004).
10.13*	Kreher Employment Agreement dated March 14, 2005 (incorporated by reference to Exhibit 10.19 to the Form 10-K of the Registrant for the year ended December 31, 2004).
10.14*	R. Scott Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed January 4, 2008).
10.15*	Ryan A. Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed January 4, 2008).
10.16*	Steven G. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Registrant filed January 4, 2008).
10.17*	Steven D. Albright Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K of the Registrant filed January 4, 2008).
10.18*	Brett M. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.5 to the Form 8-K of the Registrant filed January 4, 2008).
11	Statement re: computation of per share earnings (incorporated by reference to Note 8 of the Consolidated Financial Statements contained in Part IV).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of Ernst & Young LLP, Independent Auditors (filed herewith).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIV' INTERNATIONAL, INC.

By: /s/ Robert L. Montgomery
Robert L. Montgomery, Chairman of the Board of Directors, President and Chief Executive Officer

Date: March 14, 2008

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Robert L. Montgomery
Robert L. Montgomery, Chairman of the Board of Directors, President and Chief Executive Officer

Date: March 14, 2008

By: /s/ Steven D. Albright
Steven D. Albright, Chief Financial Officer (and accounting officer)

Date: March 14, 2008

By: /s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President, Secretary, Director

Date: March 14, 2008

By: /s/ Carl W. Hastings
Carl W. Hastings, Vice Chairman, Chief Scientific Officer, Director

Date: March 14, 2008

By: /s/ Donald L. McCain
Donald L. McCain, Director

Date: March 14, 2008

By: /s/ John B. Akin
John B. Akin, Director

Date: March 14, 2008

By: /s/ Robert M. Henry
Robert M. Henry, Director

Date: March 14, 2008

By: /s/ Denis St. John
Denis St. John, Director

Date: March 14, 2008

By: /s/ Michael D. Smith
Michael D. Smith, Director

Date: March 14, 2008

By: /s/Patrick G. Doherty
Patrick G. Doherty, Director

Date: March 14, 2008

Exhibit Index

Exhibit Number	Document
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of Schedule 14A of the Registrant filed on April 17, 2003).
3.2	By-Laws (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.3	Amendment to By-Laws dated March 22, 2001 (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.4	Certificate of Designation to Create a Class of Series A Preferred Stock for Reliv' International, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Registrant for quarter ended March 31, 2003).
4.1	Form of Reliv International, Inc. common stock certificate (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
10.1	Amended Exclusive License Agreement with Theodore P. Kalogris dated December 1, 1991 (incorporated by reference to Exhibit 10.1 to the Form 10-K of the Registrant for the year ended December 31, 1992).
10.2*	Robert L. Montgomery Employment Agreement dated June 19, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed June 25, 2007).
10.3*	Carl W. Hastings Employment Agreement dated July 26, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 27, 2007).
10.4	Letter Agreement with Southwest Bank of St. Louis dated June 28, 2006 (incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Registrant for the quarter ended June 30, 2006).
10.5	Promissory Note with Southwest Bank of St. Louis dated June 28, 2006 (incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Registrant for the quarter ended June 30, 2006).
10.6*	Reliv' International, Inc. Supplemental Executive Retirement Plan dated June 1, 1998 (incorporated by reference to Exhibit 10.19 to the Form10-K of the Registrant for year ended December 31, 1998).
10.7*	Reliv International, Inc. Employee Stock Ownership Plan and Trust dated August 24, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed August 30, 2006).

10.8	Agreement with Hydron Technologies, Inc. dated March 1, 2001 (incorporated by reference to Exhibit 10.16 to the Form 10-K of the Registrant for year ended December 31, 2001).
10.9*	Amended and Restated Distributor Stock Purchase Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed May 9, 2002).
10.10*	2003 Stock Option Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed August 13, 2003).
10.11*	Reliv International, Inc. Incentive Compensation Plan effective January 1, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed May 31, 2007).
10.12*	Stock Redemption Agreement with David G. Kreher and Pamela S. Kreher dated March 14, 2005 (incorporated by reference to Exhibit 10.18 to the Form 10-K of the Registrant for the year ended December 31, 2004).
10.13*	Kreher Employment Agreement dated March 14, 2005 (incorporated by reference to Exhibit 10.19 to the Form 10-K of the Registrant for the year ended December 31, 2004).
10.14*	R. Scott Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed January 4, 2008).
10.15*	Ryan A. Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed January 4, 2008).
10.16*	Steven G. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Registrant filed January 4, 2008).
10.17*	Steven D. Albright Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K of the Registrant filed January 4, 2008).
10.18*	Brett M. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.5 to the Form 8-K of the Registrant filed January 4, 2008).
11	Statement re: computation of per share earnings (incorporated by reference to Note 8 of the Consolidated Financial Statements contained in Part IV).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of Ernst & Young LLP, Independent Auditors (filed herewith).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

Reliv' International, Inc.
and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

Contents

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Reliv' International, Inc.

We have audited the accompanying consolidated balance sheets of Reliv' International, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliv' International, Inc. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company adopted Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of Financial Accounting Standard No. 109* and changed its method of accounting for uncertainty for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Reliv' International, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
March 12, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Reliv' International, Inc.

We have audited Reliv' International Inc. and Subsidiaries (Reliv' International, Inc.) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Reliv' International, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on *Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Reliv' International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Reliv' International, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, of Reliv' International, Inc., and our report dated March 12, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
March 12, 2008

Reliv' International, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31	
	2007	**2006**
Assets		
Current assets:		
Cash and cash equivalents	**$ 11,694,699**	$ 9,332,810
Short-term investments	**398,592**	7,864,000
Accounts and notes receivable, less allowances of $8,300 in 2007 and $6,200 in 2006	**811,634**	669,379
Accounts due from employees and distributors	**204,705**	223,246
Inventories:		
Finished goods	**3,290,114**	2,752,770
Raw materials	**1,630,976**	1,337,661
Sales aids and promotional materials	**1,258,148**	687,790
Total inventories	**6,179,238**	4,778,221
Refundable income taxes	**362,330**	279,096
Prepaid expenses and other current assets	**862,172**	1,103,996
Deferred income taxes	**574,430**	594,430
Total current assets	**21,087,800**	24,845,178
Other assets	**2,999,903**	2,639,537
Accounts due from employees and distributors	**319,883**	362,959
Property, plant, and equipment	**18,511,944**	18,555,718
Less accumulated depreciation	**9,312,759**	9,121,172
	9,199,185	9,434,546
Total assets	**$ 33,606,771**	$ 37,282,220

Reliv' International, Inc. and Subsidiaries

Consolidated Balance Sheets (continued)

	December 31 2007	December 31 2006
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	**$ 8,464,257**	$ 8,615,256
Income taxes payable	**110,000**	-
Total current liabilities	**8,574,257**	8,615,256
Noncurrent liabilities:		
Noncurrent deferred income taxes	**-**	42,000
Other noncurrent liabilities	**1,227,313**	891,113
Total noncurrent liabilities	**1,227,313**	933,113
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; -0- shares issued and outstanding in 2007 and 2006	**-**	-
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 15,877,179 shares issued and 15,873,754 shares outstanding in 2007; 16,730,465 shares issued and 16,605,523 shares outstanding in 2006	**15,877**	16,731
Additional paid-in capital	**33,100,351**	34,732,421
Accumulated deficit	**(8,869,332)**	(5,336,866)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	**(419,179)**	(540,653)
Treasury stock	**(22,516)**	(1,137,782)
Total stockholders' equity	**23,805,201**	27,733,851
Total liabilities and stockholders' equity	**$ 33,606,771**	$ 37,282,220

See accompanying notes.

Reliv' International, Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended December 31		
	2007	**2006**	**2005**
Product sales	**$ 99,465,246**	$ 105,497,420	$ 102,045,383
Handling & freight income	**11,592,258**	11,969,737	11,519,781
Net sales	**111,057,504**	117,467,157	113,565,164
Costs and expenses:			
Cost of products sold	**19,100,527**	19,519,904	19,264,347
Distributor royalties and commissions	**44,298,744**	47,127,026	45,479,062
Selling, general, and administrative	**40,363,322**	38,716,529	36,348,526
Income from operations	**7,294,911**	12,103,698	12,473,229
Other income (expense):			
Interest income	**634,446**	692,595	238,473
Interest expense	**(1,373)**	(50,156)	(313,329)
Other income	**314,131**	256,966	101,043
Income before income taxes	**8,242,115**	13,003,103	12,499,416
Provision for income taxes	**3,201,000**	5,105,000	4,978,000
Net income available to common shareholders	**$ 5,041,115**	$ 7,898,103	$ 7,521,416
Earnings per common share - Basic	**$0.31**	$0.48	$0.47
Weighted average shares	**16,094,000**	16,465,000	15,885,000
Earnings per common share - Diluted	**$0.31**	$0.47	$0.46
Weighted average shares	**16,303,000**	16,727,000	16,388,000

See accompanying notes.

Reliv International, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury Stock		
	Shares	Amount	Capital	Deficit	Loss	Shares	Amount	Total
Balance at December 31, 2004	16,323,668	$ 16,324	$ 22,661,179	$ (3,719,711)	$ (758,331)	2,737	$ (8,708)	$ 18,190,753
Net income	-	-		7,521,416	-	-	-	7,521,416
Other comprehensive income:								
Foreign currency translation adjustment	-	-	-	-	88,985	-	-	88,985
Total comprehensive income								7,610,401
Common stock dividends paid, $0.075 per share	-	-	-	(1,188,288)	-	-	-	(1,188,288)
Warrants granted under DSPP	-	-	66,674	-	-	-	-	66,674
Common stock purchased for treasury	-	-	-	-	-	1,460,155	(13,790,375)	(13,790,375)
Retirement of treasury stock	(1,410,698)	(1,411)	(1,746,357)	(11,539,012)	-	(1,410,698)	13,286,780	-
Proceeds from sale of treasury stock	-	-	22,547	-	-	(2,112)	10,813	33,360
Options and warrants exercised	700,674	701	598,420	(326,818)	-	-	-	272,303
Tax benefit from exercise of options and warrants	-	-	1,370,000	-	-	-	-	1,370,000
Balance at December 31, 2005	15,613,644	15,614	22,972,463	(9,252,413)	(669,346)	50,082	(501,490)	12,564,828
Net income	-	-	-	7,898,103	-	-	-	7,898,103
Other comprehensive income:								
Foreign currency translation adjustment	-	-	-	-	128,693	-	-	128,693
Total comprehensive income								8,026,796
Common stock dividends paid, $0.100 per share	-	-	-	(1,675,582)	-	-	-	(1,675,582)
Warrants granted under DSPP	-	-	102,224	-	-	-	-	102,224
Employee stock-based compensation	-	-	62,991	-	-	-	-	62,991
Common stock purchased for treasury	-	-	-	-	-	416,487	(3,602,531)	(3,602,531)
Retirement of treasury stock	(341,627)	(342)	(707,608)	(2,258,289)	-	(341,627)	2,966,239	-
Proceeds from issuance of common stock, net	1,200,000	1,200	11,917,592	-	-	-	-	11,918,792
Options and warrants exercised	258,448	259	262,451	(48,685)	-	-	-	214,025
Tax benefit from exercise of options and warrants	-	-	122,308	-	-	-	-	122,308
Balance at December 31, 2006	16,730,465	16,731	34,732,421	(5,336,866)	(540,653)	124,942	(1,137,782)	27,733,851
Net income	-	-	-	5,041,115	-	-	-	5,041,115
Other comprehensive income:								
Foreign currency translation adjustment	-	-	-	-	121,474	-	-	121,474
Total comprehensive income								5,162,589
Common stock dividends paid, $0.100 per share	-	-	-	(1,600,621)	-	-	-	(1,600,621)
Warrants granted under DSPP	-	-	80,026	-	-	-	-	80,026
Employee stock-based compensation	-	-	75,151	-	-	-	-	75,151
Common stock purchased for treasury	-	-	-	-	-	752,491	(7,677,124)	(7,677,124)
Retirement of treasury stock	(874,008)	(874)	(1,818,556)	(6,972,960)	-	(874,008)	8,792,390	-
Options and warrants exercised	28,722	28	83,469	-	-	-	-	83,497
Other	(8,000)	(8)	(52,160)	-	-	-	-	(52,168)
Balance at December 31, 2007	15,877,179	$ 15,877	$ 33,100,351	$ (8,869,332)	$ (419,179)	3,425	$ (22,516)	$ 23,805,201

See accompanying notes.

Reliv' International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31 2007	2006	2005
Operating activities			
Net income	**$ 5,041,115**	$ 7,898,103	$ 7,521,416
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,114,974**	1,243,407	1,417,166
Stock-based compensation	**155,177**	165,215	66,674
Tax benefit from exercise of options	**-**	-	1,370,000
Deferred income taxes	**(40,000)**	(189,000)	(366,000)
Foreign currency transaction (gain)/loss	**(118,718)**	(194,760)	268,436
(Increase) decrease in accounts and notes receivable	**(50,098)**	52,869	(108,587)
(Increase) decrease in inventories	**(1,286,334)**	896,792	327,447
(Increase) decrease in refundable income taxes	**(90,923)**	(260,035)	1,288,260
(Increase) decrease in prepaid expenses and other current assets	**268,442**	154,428	(173,057)
Increase in other assets	**(430,747)**	(49,677)	(465,991)
Increase in accounts payable and accrued expenses	**90,397**	63,346	538,723
Increase (decrease) in income taxes payable	**110,000**	(821,571)	819,344
Net cash provided by operating activities	**4,763,285**	8,959,117	12,503,831
Investing activities			
Proceeds from sale of property, plant, and equipment	**4,847**	97,117	148,506
Purchase of property, plant, and equipment	**(841,193)**	(572,748)	(1,710,523)
Purchase of investments	**(1,398,592)**	(8,974,000)	-
Proceeds from sales or maturities of investments, at cost	**8,864,000**	110,000	-
Net cash provided by (used in) investing activities	**6,629,062**	(9,339,631)	(1,562,017)
Financing activities			
Principal payments on long-term borrowings and line of credit	**-**	(3,127,344)	(3,655,514)
Net proceeds from issuance of common stock	**-**	11,918,792	-
Common stock dividends paid	**(1,600,621)**	(1,675,582)	(1,188,288)
Proceeds from options and warrants exercised	**83,497**	214,025	273,520
Excess tax benefits from stock-based compensation	**-**	103,182	-
Purchase of stock for treasury	**(7,677,124)**	(3,602,531)	(10,690,375)
Proceeds from sale of treasury stock	**-**	-	33,360
Net cash provided by (used in) financing activities	**(9,194,248)**	3,830,542	(15,227,297)
Effect of exchange rate changes on cash and cash equivalents	**163,790**	229,188	(212,426)
Increase (decrease) in cash and cash equivalents	**2,361,889**	3,679,216	(4,497,909)
Cash and cash equivalents at beginning of year	**9,332,810**	5,653,594	10,151,503
Cash and cash equivalents at end of year	**$ 11,694,699**	$ 9,332,810	$ 5,653,594

Reliv' International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year ended December 31		
	2007	**2006**	**2005**
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 1,373**	$ 81,156	$ 300,329
Income taxes	**$ 3,036,000**	$ 6,262,000	$ 1,838,000
Noncash investing and financing transactions:			
Issuance of promissory notes for purchase of stock for treasury	**$ -**	$ -	$ 4,050,000

See accompanying notes.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reliv' International, Inc. (the Company) produces a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management, and sports nutrition. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Austria, Canada, Germany, Ireland, Malaysia, Mexico, the Netherlands, New Zealand, the Philippines, Singapore, and the United Kingdom.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

In 2006, the Company adopted SFAS No. 151, "Inventory Costs" which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as period charges, rather than as an inventory value. This standard also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company's pre-existing accounting policy for inventory valuation was generally consistent with this guidance, and therefore, the adoption of SFAS No. 151 did not have a significant impact on 2006 financial results.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets. Generally, computer equipment and software are depreciated over 5 years, office equipment and machinery over 7 years, and real property over 39 years.

1. Nature of Business and Significant Accounting Policies (continued)

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income (loss). The foreign currency translation adjustment is the only component of accumulated other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction (gains) losses were ($118,718), ($194,760), and $268,436 for 2007, 2006, and 2005, respectively.

Revenue Recognition

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. Net sales reflect product sales less the distributor discount of 20 percent to 40 percent of the suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with EITF 01-09, the Company presents distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. The Company estimates and accrues a reserve for product returns based on the Company's return policy and historical experience. The Company records handling and freight income as a component of net sales and records handling and freight costs as a component of cost of products sold. Total revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting applicable sales taxes.

Basic and Diluted Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period. Potential dilutive common shares consist of outstanding stock options, outstanding stock warrants, and convertible preferred stock. See Note 8 for additional information regarding earnings per share.

1. Nature of Business and Significant Accounting Policies (continued)

Stock-Based Compensation

The Company has a stock option plan for employees and eligible directors allowing for incentive and non-qualified stock options, which are described more fully in Note 7. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payments" ("SFAS No. 123(R)") using the modified prospective transition method. Under this method, the Company's consolidated financial statements for prior periods have not been restated and do not include the impact of SFAS No. 123(R). Accordingly, no compensation expense related to stock option awards was recognized in the year ended December 31, 2005 because all stock options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table shows the effect on net income and earnings per share as if the fair-value-based method of accounting had been applied to all outstanding and unvested stock options prior to adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the estimated fair value of the stock option award is assumed to be expensed over the award's vesting periods using the Black-Scholes model.

	Year ended December 31 2005
Basic:	
Net income available to common shareholders, as reported	$7,521,416
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	1,645,036
Pro forma net income available to common shareholders	$5,876,380
Diluted:	
Net income available to common shareholders, as reported	$7,521,416
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	1,645,036
Pro forma net income available to common shareholders	$5,876,380
Earnings per share:	
Basic—as reported	$0.47
Basic—pro forma	$0.37
Diluted—as reported	$0.46
Diluted—pro forma	$0.36

1. Nature of Business and Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Company accounts for options granted to non-employees and warrants granted to distributors under the fair value approach required by EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services."

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 prescribes a more likely than not threshold for financial statement presentation and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition of income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Effective January 1, 2007, the Company adopted FIN No. 48. See "Note 11: Income Taxes" for further discussion.

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $226,000, $296,000, and $52,000 of advertising expense in 2007, 2006, and 2005, respectively.

Research and Development Expenses

Research and development expenses which are charged to selling, general, and administrative expenses as incurred were $453,000, $437,000, and $558,000 in 2007, 2006, and 2005, respectively.

Cash Equivalents

The Company's policy is to consider the following as cash and cash equivalents: demand deposits, short-term investments with a maturity of three months or less when purchased, and highly liquid debt securities with insignificant interest rate risk and with original maturities from the date of purchase of generally three months or less.

1. Nature of Business and Significant Accounting Policies (continued)

Short-Term Investments

Short-term investments, categorized as available-for-sale, are comprised of investment grade variable rate debt obligations issued by various state and municipal governments. Accordingly, investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 35 days or less. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities and therefore classifies them as current assets. As a result of the resetting variable rates, no cumulative gross unrealized or realized holding gains or losses are recognized from these investments. In accordance with management's objective for their available-for-sale investments, each reset of the variable interest rate is not considered a sale and subsequent repurchase. Accordingly, this activity is presented net in the consolidated statements of cash flows.

Short-term investments also include certificates of deposit with original maturities at acquisition ranging from greater than ninety days and less than one year. Income generated from all short-term investments is presented as interest income in the consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

In years prior to 2006, in addition to the required disclosure of "net sales," the Company reported "sales at suggested retail," representing the gross sales amount reflected on the Company's invoices to distributors before "distributor allowances." Beginning in 2006, the Company reclassified the presentation of "net sales" by presenting "product sales" and "handling & freight income." Handling and freight income represents the amounts billed to distributors for shipping costs. Product sales represent the actual product purchase price typically paid by the Company's distributors, after giving effect to distributor allowances, which range from 20% to 40% of suggested retail prices. Subsequent to this classification, net sales for all years presented represent product sales and handling & freight income.

To conform to the 2007 and 2006 presentation, previously reported 2005 amounts for other income have been reclassified to interest income and other income within the consolidated statements of income.

1. Nature of Business and Significant Accounting Policies (continued)

New Accounting Pronouncements

Fair Value Positions

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial and non-financial assets and liabilities are not anticipated to have a significant impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for the Company on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a significant impact on the Company's consolidated financial statements.

2. Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2007 and 2006, consist of the following:

	2007	2006
Land	$ 829,222	$ 829,222
Building	9,817,692	9,565,221
Machinery and equipment	3,673,515	4,199,714
Office equipment	1,525,905	1,520,297
Computer equipment and software	2,665,610	2,441,264
	18,511,944	18,555,718
Less accumulated depreciation	9,312,759	9,121,172
	$ 9,199,185	$ 9,434,546

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2007 and 2006, consist of the following:

	2007	2006
Trade payables	$ 4,288,481	$ 3,824,951
Distributors' commissions	3,285,270	3,449,687
Sales taxes	390,585	421,923
Payroll and payroll taxes	499,921	918,695
	$ 8,464,257	$ 8,615,256

4. Short-Term Borrowings

On June 28, 2006, the Company entered into a new revolving loan agreement with its primary lender. The new agreement has an effective date of April 30, 2006 and replaces the prior revolving loan agreement with the same lender. Under the new agreement, the lender agreed to provide a line of credit for the Company in the amount of $5 million, reduced from $15 million under the prior agreement.

This new revolving line of credit facility expires on April 30, 2008, and any advances accrue interest at a variable interest rate based on LIBOR. Similar to the previous facility, the new facility includes covenants to maintain total stockholders' equity of not less than $10.5 million, and that borrowings under the facility shall not exceed EBITDA by a ratio of 3.5:1. A commitment fee in an amount equal to 0.25% per year is payable quarterly on the average daily-unused portion of the revolver. At December 31, 2007, the Company had not utilized any of the new revolving line of credit facility and was in compliance with the minimum stockholders' equity covenant.

5. Investments

Available-for-Sale Investments

Available-for-sale investments at December 31, 2007 are as follows:

	Cost	Unrealized gains / (losses)	Recorded basis	Cash and cash equivalents	Short-term investments
Cash	$ 7,670,244	$ -	$ 7,670,244	$ 7,670,244	
Certificates of deposit	4,423,047	-	4,423,047	4,024,455	398,592
	$ 12,093,291	$ -	$ 12,093,291	$ 11,694,699	$ 398,592

Available-for-sale investments at December 31, 2006 are as follows:

	Cost	Unrealized gains / (losses)	Recorded basis	Cash and cash equivalents	Short-term investments
Cash	$ 7,382,810	$ -	$ 7,382,810	$ 7,382,810	$ -
Municipal securities	5,000,000	-	5,000,000	-	5,000,000
Commercial paper	1,950,000	-	1,950,000	1,950,000	-
Certificates of deposit	1,924,000	-	1,924,000	-	1,924,000
Industrial revenue bonds	940,000	-	940,000	-	940,000
	$ 17,196,810	$ -	$ 17,196,810	$ 9,332,810	$ 7,864,000

Other Investment

In June 2006, the Company contributed $1,000,000 as a limited partner in a private equity fund. In accordance with EITF Topic D-46, "Accounting for Limited Partnership Investments," the Company accounts for its investment under the equity method. Under this method, the Company's proportionate share of partnership income (loss) is recorded to other income (expense) with a corresponding increase (decrease) in the carrying value of its investment. For the years ended December 31, 2007 and 2006, the Company's partnership income was $52,000 and $32,000, respectively. The carrying value of this investment is $1,084,000 and $1,032,000 at December 31, 2007 and 2006, respectively, and is included in "Other Assets" in the accompanying consolidated balance sheets.

Other-Than-Temporary Impairment

All of the Company's available-for-sale and other investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in other income (expense), and a new cost basis in the investment is established. For the years ended December 31, 2007 and 2006, a review of the Company's investments has not resulted in any impairment.

6. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are approximately as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$11,694,699**	**$11,694,699**	$9,332,810	$9,332,810
Short-term investments	**398,592**	**398,592**	7,864,000	7,864,000

The carrying amount of cash equivalents and short-term investments approximates fair value because of the short maturity of those instruments.

7. Stockholders' Equity

Stock Options

On January 1, 2006, the Company adopted SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company had adopted the disclosure-only provisions of SFAS 123 and accounted for employee stock-based compensation under the intrinsic value method, and no expense related to stock options was recognized. The Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, the Company's consolidated financial statements as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). SFAS 123(R) amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as an operating cash flow.

The Company sponsors a stock option plan (the "2003 Plan") allowing for incentive stock options and non-qualified stock options to be granted to employees and eligible directors. The plan has been approved by the stockholders of the Company. The 2003 Plan provides that 1,000,000 shares may be issued under the plan at an option price not less than the fair market value of the stock at the time the option is granted. The 2003 Plan expires on March 20, 2013. The options vest pursuant to the schedule set forth for the plan. In 2005, the Company issued grants of 543,000 shares under the 2003 Plan. The 2005 option grants were issued with an exercise price equal to the fair value of the shares at the time of grant and were fully vested in the year of grant. Accordingly, no stock-based compensation expense has been recognized relating to the 2005 option grants.

The fair value of the options granted in 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 4.02% to 4.31%; dividend yield ranging from 0.55% to 0.80%; volatility factor of the expected price of the Company's stock ranging from 0.448 to 0.516; and a weighted average expected life of 7.0 years. The weighted average fair value of the options granted during 2005 was $4.19 per share.

7. Stockholders' Equity (continued)

Stock Options (continued)

In August 2007, the Company granted options to purchase 216,000 shares of common stock under the 2003 Plan. The options were issued with an exercise price of $9.74 which is equal to the fair value of the shares at the time of grant.

The fair value of the options granted in 2007 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.01%; dividend yield of 1.00%; volatility factor of the expected price of the Company's stock of 0.472; an expected life of 4.5 years and a grant date fair value of $4.07 per share. The options have a term of five years and vest in increments of 25% beginning August 7, 2009 and ending May 1, 2012. Expense for stock options granted in 2007 is recognized on a straight-line basis separately for each vesting portion of the stock option award.

As of December 31, 2007, as adjusted for forfeitures, 269,500 shares remain available for grant under the 2003 Plan.

Upon adoption of SFAS No. 123(R) on January 1, 2006, there existed 128,720 unexercised stock options from grants made in 2001 under a prior stock option plan. The fair value of options granted in 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.07% to 4.78%; dividend yield of zero; volatility factor of the expected price of the Company's stock of 0.729; and a weighted average expected life of 4.51 years. The weighted average fair value of options granted during 2001 was $0.42. As of December 31, 2006, all stock options granted in 2001 were vested and have either been exercised or expired.

Compensation cost for the stock option plans was approximately $75,000 ($51,000 net of tax) and $63,000 ($63,000 net of tax) for the years ended December 31, 2007 and 2006, respectively, and has been recorded in selling, general, and administrative expense. As of December 31, 2007, the total remaining unrecognized compensation cost related to non-vested stock options totaled $782,000 ($531,000 net of tax), which will be amortized over the weighted remaining requisite service period of 4.3 years.

7. Stockholders' Equity (continued)

Stock Options (continued)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2007		2006		2005	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	**542,321**	**$7.70**	835,395	$5.46	1,007,435	$0.74
Granted	**216,000**	**9.74**	-		543,000	7.97
Exercised	**(27,321)**	**2.60**	(247,457)	0.74	(710,286)	0.72
Forfeited	**(5,500)**	**9.74**	(45,617)	4.39	(4,754)	0.71
Outstanding at end of year	**725,500**	**$8.48**	542,321	$7.70	835,395	$5.46
Exercisable at end of year	**515,000**	**$7.96**	542,321	$7.70	706,675	$6.31

	As of December 31, 2007					
	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price
$7.92	485,000	7.00	$7.92	485,000	7.00	$7.92
$8.68	30,000	7.79	8.68	30,000	7.79	8.68
$9.74	210,500	4.58	9.74	-	-	-
$7.92 - $9.74	725,500	6.33	$8.48	515,000	7.05	$7.96

The aggregate intrinsic value of stock options outstanding and currently exercisable at December 31, 2007 was $131,000 and $131,000, respectively. Intrinsic value for stock options is calculated based on the exercise price of the underlying awards as compared to the quoted price of the Company's common stock as of the reporting date.

7. Stockholders' Equity (continued)

Stock Options (continued)

A summary of the total intrinsic value, actual tax benefit realized, and cash received for stock options exercised for the years ended December 31 follows:

	Year ended December 31		
	2007	**2006**	**2005**
Stock Options Exercised:			
Intrinsic value	**$ 223,000**	$ 2,262,000	$ 5,557,000
Actual tax benefit realized	**-**	108,000	1,342,000
Cash received	**71,000**	121,000	143,000

Of the options exercised in 2006, 81,789 shares were paid with 6,537 mature shares of Company stock, owned six months or greater. In 2005, options for 523,344 shares were paid with 44,960 mature shares. These shares tendered as payment were valued at the fair market price on the date of exercise.

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 25,891, 28,995, and 25,303 warrants were issued during the years ended December 31, 2007, 2006, and 2005, respectively. The warrants are fully vested upon grant. The weighted average fair values of warrants granted during 2007, 2006, and 2005 were $2.25, $2.76, and $4.04 per share, respectively.

The Company records expense under the fair value method of SFAS No. 123(R) for warrants granted to distributors. Total expense recorded for these warrants was $80,026, $102,224, and $66,674 in 2007, 2006, and 2005, respectively. The fair value of the warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

7. Stockholders' Equity (continued)

Distributor Stock Purchase Plan (continued)

	Year ended December 31		
	2007	**2006**	**2005**
Expected warrant life (years)	**2.5**	2.5	2.5
Risk-free weighted average interest rate	**3.07%**	4.74%	4.37%
Stock price volatility	**0.431**	0.476	0.448
Dividend yield	**1.2%**	1.0%	0.6%

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2007		2006		2005	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	**76,142**	**$ 10.25**	66,719	$ 9.47	76,852	$ 5.70
Granted	**25,891**	**8.19**	28,995	8.68	25,303	13.18
Exercised	**(1,401)**	**8.85**	(17,528)	5.28	(35,347)	3.94
Expired and forfeited	**(20,908)**	**8.94**	(2,044)	5.12	(89)	3.73
Outstanding at end of year	**79,724**	**$ 9.95**	76,142	$ 10.25	66,719	$ 9.47
Exercisable at end of year	**79,724**		76,142		66,719	

	As of December 31, 2007				
	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted Avg. Remaining Life**	**Weighted Avg. Exercise Price**	**Number Exercisable**	**Weighted Avg. Exercise Price**
$ 8.19	25,891	3.00	$ 8.19	25,891	$ 8.19
$ 8.68	28,530	2.00	8.68	28,530	8.68
$13.18	25,303	1.00	13.18	25,303	13.18
$8.19 - $13.18	79,724	2.01	$ 9.95	79,724	$ 9.95

7. Stockholders' Equity (continued)

Distributor Stock Purchase Plan (continued)

A summary of the total intrinsic value, actual tax benefit realized, and cash received for stock warrants exercised for the years ended December 31 follows:

	Year ended December 31		
	2007	**2006**	**2005**
Stock Warrants Exercised:			
Intrinsic value	**$ 2,000**	$ 78,000	$ 212,000
Actual tax benefit realized	**1,000**	14,000	28,000
Cash received	**12,000**	93,000	131,000

The intrinsic value for stock warrants outstanding at December 31, 2007 was $-0- with a weighted average remaining life of 2.01 years.

Public Offering of Common Stock

On February 21, 2006, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to an underwritten public offering of 2,000,000 shares of its common stock. On April 5, 2006, the Company commenced the public offering at a price of $11.25 per share. The public offering was completed on April 11, 2006 and consisted of 1,200,000 shares of common stock offered and sold by the Company and 800,000 shares of common stock offered and sold by selling stockholders. The selling stockholders were four directors and/or officers of the Company. The underwriters had a 30-day option to purchase up to 300,000 additional shares from certain of the selling stockholders to cover over-allotments, if any. This option was exercised for the full 300,000 shares and closed on May 9, 2006. The Company did not receive any proceeds from the sale of common stock by the selling stockholders.

The Company used a portion of the net proceeds from the offering for the repayment of long-term debt and used the remaining net proceeds for general corporate purposes. Net proceeds to the Company from the offering, after reduction for the underwriters' fees and other offering expenses, were $11,919,000.

8. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31		
	2007	**2006**	**2005**
Numerator:			
Net income	**$5,041,115**	$7,898,103	$7,521,416
Denominator:			
Denominator for basic earnings per share – weighted average shares	**16,094,000**	16,465,000	15,885,000
Dilutive effect of employee stock options and other warrants	**209,000**	262,000	503,000
Denominator for diluted earnings per share – adjusted weighted average shares	**16,303,000**	16,727,000	16,388,000
Basic earnings per share	**$0.31**	$0.48	$0.47
Diluted earnings per share	**$0.31**	$0.47	$0.46

For the years ended, December 31, 2007 and 2006, respectively, warrants to purchase 25,303 shares of common stock were not included in the denominator for diluted earnings per share because their effect would be anti-dilutive.

9. Leases

The Company leases certain office facilities, storage, equipment, and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under non-cancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2007:

2008	$ 92,814
2009	88,542
2010	77,216
2011	69,126
2012	40,324
	$ 368,022

Rent expense for all operating leases was $78,856, $62,392, and $57,632 for the years ended December 31, 2007, 2006, and 2005, respectively.

10. Derivative Financial Instruments

The Company has various transactions with its foreign subsidiaries that are denominated in U.S. dollars and are subject to foreign currency exchange risk on these transactions.

The Company from time to time uses foreign currency exchange contracts to reduce its exposure to fluctuations in foreign exchange rates. The Company bases these contracts on the amount of cash flows that it expects to be remitted to the United States from its foreign operations and does not use such derivative financial instruments for trading or speculative purposes. The Company accounts for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts as of the balance sheet dates are recorded as other income and expense in the consolidated statements of income.

At December 31, 2005, the Company held forward exchange contracts totaling $978,000 with maturities through December 2006. All such contracts were denominated in Canadian Dollars. At December 31, 2006, the Company no longer held any forward exchange contracts. At December 31, 2007, the Company held forward exchange contracts totaling $588,000 with maturities through December 2008.

The aggregate accrued loss on these contracts was $14,000 and $-0- as of December 31, 2007 and 2006, respectively. The increase (decrease) in the aggregate accrued loss on these contracts was $14,000, ($59,000), and ($42,000) for the years ended December 31, 2007, 2006, and 2005, respectively.

11. Income Taxes

The components of income before income taxes are as follows:

	Year ended December 31		
	2007	**2006**	**2005**
United States	**$11,448,135**	$15,803,248	$15,186,474
Foreign	**(3,206,020)**	(2,800,145)	(2,687,058)
	$8,242,115	$13,003,103	$12,499,416

11. Income Taxes (continued)

The components of the provision for income taxes are as follows:

	Year ended December 31		
	2007	**2006**	**2005**
Current:			
Federal	**$2,598,000**	$4,340,000	$4,594,000
State	**569,000**	924,000	705,000
Foreign	**74,000**	30,000	45,000
Total current	**3,241,000**	5,294,000	5,344,000
Deferred:			
Federal	**(34,000)**	(168,000)	(327,000)
State	**(6,000)**	(21,000)	(39,000)
Foreign	**-**	-	-
Total deferred	**(40,000)**	(189,000)	(366,000)
	$3,201,000	$5,105,000	$4,978,000

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34%, 35%, and 34% for 2007, 2006, and 2005, respectively. The reasons for these differences are as follows:

	Year ended December 31		
	2007	**2006**	**2005**
Income taxes at U.S. statutory rate	**$2,802,000**	$4,524,000	$4,250,000
Impact of graduated federal taxes	**-**	(103,000)	-
State income taxes, net of federal benefit	**434,000**	727,000	666,000
Effect of foreign losses without an income tax benefit	**(23,000)**	-	50,000
Foreign corporate income taxes	**74,000**	30,000	45,000
Executive life insurance expense	**(3,000)**	16,000	33,000
Meals and entertainment	**58,000**	68,000	41,000
Extraterritorial income exclusion	**-**	(27,000)	(33,000)
Qualified production activities income - American Jobs Creation Act	**(117,000)**	(99,000)	(73,000)
Other	**(24,000)**	(31,000)	(1,000)
	$3,201,000	$5,105,000	$4,978,000

11. Income Taxes (continued)

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2007 and 2006, are as follows:

	2007	2006
Deferred tax assets:		
Product refund reserve	$ 243,000	$ 162,000
Inventory obsolescence reserve	13,000	13,000
Vacation accrual	27,000	23,000
Stock-based compensation	94,000	64,000
Organization costs	134,000	96,000
Deferred compensation	361,000	393,000
Sales incentives	-	129,000
Miscellaneous accrued expenses	27,430	58,430
Foreign net operating loss carryforwards	3,328,000	2,393,000
Valuation allowance	(3,279,000)	(2,344,000)
	948,430	987,430
Deferred tax liabilities:		
Depreciation	356,000	435,000
Net deferred tax assets (liabilities)	$ 592,430	$ 552,430
Reported as:		
Current deferred tax assets	$ 574,430	$ 594,430
Non-current deferred tax assets [1]	18,000	-
Non-current deferred tax liabilities	-	42,000
Net deferred tax assets (liabilities)	$ 592,430	$ 552,430

[1] *Included within other non-current assets on the consolidated balance sheets.*

The Company has a deferred tax asset of $3,328,000 as of December 31, 2007, and $2,393,000 as of December 31, 2006, relating to foreign net operating loss carryforwards. The Company has recorded a valuation allowance to the extent that it is more likely than not that this asset will not be realized before it expires beginning in 2008.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. One provision of the Act provides for a special one-time deduction of 85% of certain repatriated foreign earnings. The Company did not take advantage of this special provision. Through December 31, 2007, the Company has not recorded a provision for income taxes on the earnings of its foreign subsidiaries because such earnings are intended to be permanently reinvested outside the U.S. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $-0- at December 31, 2007.

11. Income Taxes (continued)

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions. In evaluating the exposure associated with various filing positions, the Company estimates reserves for probable exposures, which are adjusted quarterly in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.

Effective January 1, 2007, the Company adopted the provisions of FIN No. 48. As a result of the implementation of FIN No. 48, the Company recognized no material adjustment in its estimated liability for unrecognized tax benefits. The Company has historically classified unrecognized tax benefits in current income taxes payable. As a result of the adoption of FIN No. 48, the Company reclassified its unrecognized tax benefits to other non-current liabilities. In 2007, the Company is continuing its practice to recognize interest and / or penalties related to income tax matters in income tax expense.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

Beginning balance as of January 1, 2007 (date of adoption)	$	87,700
Settlements and effective settlements with tax authorities		(1,900)
Lapse of statute of limitations		-
Increases in balances related to tax positions taken during prior periods		112,700
Decreases in balances related to tax positions taken during prior periods		(22,300)
Increases in balances related to tax positions taken during current period		44,300
Balance as of December 31, 2007	$	220,500

The current portion of the Company's unrecognized tax benefits is presented in the balance sheet within income taxes payable and the amount expected to be settled after one year is recorded in other non-current liabilities.

During the third quarter of 2007, the U.S. Internal Revenue Service (IRS) commenced an examination of the Company's 2005 U.S. federal income tax return. To date, the IRS has presented to the Company notices of proposed adjustments principally in the area of disallowed professional fees. The Company has estimated the resolution of these notices in its assessment of its unrecognized tax benefits balance.

At December 31, 2007, the Company had a $220,500 balance of unrecognized tax benefits, all of which would impact the effective income tax rate if recognized.

11. Income Taxes (continued)

The Company, including its domestic and foreign subsidiaries, is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2003 and concluded years through 2005 with its primary state jurisdiction.

12. Employee Benefit Plans

The Company sponsors a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches a percentage of the employee's contribution at a rate of 50% in 2007 and 2006 and 75% in 2005. Company contributions under the 401(k) plan totaled $297,000, $283,000, and $384,000 in 2007, 2006, and 2005, respectively.

On September 1, 2006, the Company established an employee stock ownership plan ("ESOP") which covers substantially all U.S. employees. Contributions to the ESOP are funded by the Company on a discretionary basis. Company contributions under the ESOP plan totaled $250,000 in each of the years ended December 31, 2007 and 2006, respectively.

13. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company established a bonus pool payable on a semi-annual basis equal to 25% of the net income of the Company. Bonuses are payable on all profits, but only if the net income for each six-month period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors.

In May 2007, the Board of Directors approved the adoption of a new incentive compensation plan. This new plan was effective for fiscal year 2007 and replaces the previous plan. Under the new plan, bonuses are payable quarterly in an amount not to exceed 18% of the Company's Income from Operations for any period, subject to the Company achieving a minimum quarterly Income from Operations of at least $500,000. For fiscal year 2007, the Board determined that the aggregate amount of incentive compensation available under the Plan shall be equal to 16% of the Company's Income from Operations. Similar to the previous plan, the bonus pool is allocated to executives according to a specified formula, with a portion also allocated to a middle management group.

The Company expensed a total of $1,242,400, $2,113,400, and $2,141,500 to the participants of the bonus pool for 2007, 2006, and 2005, respectively.

13. Incentive Compensation Plans (continued)

The Company sponsors a Supplemental Executive Retirement Plan (SERP) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2007, 2006, and 2005, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP. The participants are not eligible to receive distribution under the SERP until retirement, death, or disability of the participant. At December 31, 2007 and 2006, SERP assets were $1,009,000 and $861,000, respectively, and are included in "Other Assets" in the accompanying consolidated balance sheets. At December 31, 2007 and 2006, SERP liabilities were $1,037,000 and $891,000, respectively, and are included in "Other Non-Current Liabilities" in the accompanying consolidated balance sheets.

14. Related Party Transactions

In March 2005 and May 2005, the Company purchased a total of 574,201 shares of the Company's common stock from three officer/directors and one former officer. The total cost of the purchases was $5,435,313, for a weighted average purchase price of $9.47 per share. The price per share was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

In March 2005, the Company entered into a stock redemption agreement with an officer/director and his spouse (collectively "Seller"). Under the stock redemption agreement, the Company issued promissory notes ("Notes") totaling $4,050,000 to the Seller in exchange for 450,000 shares of the Company's common stock ($9.00 per share) owned by the Seller. Interest, at 4% per annum, accrued on the outstanding balance of the Notes and was payable quarterly. In 2006, the Company made principal prepayments (without penalty) on the Notes totaling $3,100,000 resulting in a December 31, 2006 outstanding balance due on the Notes of $-0-.

An officer/director of the Company is of counsel in a law firm which provides legal services to the Company. During the years ended December 31, 2007 and 2006, the Company incurred legal fees to this firm of approximately $29,000 and $114,000, respectively. Previously, this officer/director was a principal at another law firm. During the year ended December 31, 2005, the Company incurred legal fees to his firm of approximately $41,000.

An officer/director of the Company has a minority ownership position in a vendor that supplies finished goods to the Company. Under this relationship, the Company provides the vendor a significant portion of the raw materials for the vendor's conversion to finished goods. The vendor reimburses the Company for Company-supplied raw materials and charges the company a fee for the conversion. During the year ended December 31, 2007, the Company's net purchases from this vendor were $459,000. As of December 31, 2007, the Company has a net materials reimbursement receivable from this vendor of $170,000.

15. Segment Information

Description of Products and Services by Segment

The Company operates in one reportable segment, a network marketing segment consisting of eight operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. These operating units are based on geographic regions.

Geographic area data for the years ended December 31, 2007, 2006, and 2005, follows:

	2007	2006	2005
Net sales to external customers			
United States	**$98,347,762**	$105,783,642	$102,549,244
Australia/New Zealand	**2,943,848**	2,550,086	2,215,465
Canada	**1,633,928**	1,637,999	1,667,555
Mexico	**1,526,146**	1,433,462	1,607,473
United Kingdom	**1,062,088**	1,234,976	846,273
Malaysia/Singapore	**1,765,124**	1,804,704	2,031,045
Philippines	**2,942,156**	2,197,813	2,328,178
Germany	**836,452**	824,475	319,931
Total net sales	**$111,057,504**	$117,467,157	$113,565,164
Assets by area			
United States	**$29,388,767**	$32,438,453	$20,920,384
Australia/New Zealand	**604,852**	500,916	670,787
Canada	**232,631**	134,859	176,760
Mexico	**953,937**	1,250,811	1,323,482
United Kingdom	**320,767**	283,884	195,399
Malaysia/Singapore	**1,006,780**	1,209,616	1,414,909
Philippines	**599,733**	977,034	764,471
Germany	**499,304**	486,647	515,231
Total consolidated assets	**$33,606,771**	$37,282,220	$25,981,423

15. Segment Information (continued)

The Company classifies its sales into three categories of sales products plus handling & freight income. Net sales by product category data for the years ended December 31, 2007, 2006, and 2005, follow:

	2007	2006	2005
Net sales by product category			
Nutritional and dietary supplements	**$96,935,192**	$102,295,598	$99,254,075
Skin care products	**1,091,896**	1,119,836	1,131,012
Sales aids and other	**1,438,158**	2,081,986	1,660,296
Handling & freight income	**11,592,258**	11,969,737	11,519,781
Total net sales	**$111,057,504**	$117,467,157	$113,565,164

16. Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
2007				
Net sales	**$ 34,964**	**$ 26,325**	**$ 25,121**	**$ 24,648**
Gross profit	**$ 28,902**	**$ 21,926**	**$ 20,800**	**$ 20,329**
Net income	**$ 2,620**	**$ 823**	**$ 901**	**$ 697**
Net income available to common shareholders	**$ 2,620**	**$ 823**	**$ 901**	**$ 697**
Earnings per share:				
Basic	**$ 0.16**	**$ 0.05**	**$ 0.06**	**$ 0.04**
Diluted	**$ 0.16**	**$ 0.05**	**$ 0.06**	**$ 0.04**
2006				
Net sales	$ 31,195	$ 27,849	$ 29,779	$ 28,644
Gross profit	$ 26,113	$ 23,126	$ 24,828	$ 23,880
Net income	$ 2,450	$ 1,620	$ 1,804	$ 2,024
Net income available to common shareholders	$ 2,450	$ 1,620	$ 1,804	$ 2,024
Earnings per share:				
Basic	$ 0.16	$ 0.10	$ 0.11	$ 0.12
Diluted	$ 0.15	$ 0.09	$ 0.11	$ 0.12

Reliv' International, Inc. and Subsidiaries

Schedule II – Valuation and Qualifying Accounts

For the years ended December 31, 2007, 2006, and 2005

Column A	Column B	Column C	Column E	Column F
Classification	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions Describe	Balance at End of Year
Year ended December 31, 2007				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 6,200	$ 19,200	$ 17,100 (1)	$ 8,300
Reserve for obsolete inventory	32,800	46,300	45,800 (2)	33,300
Liability accounts:				
Reserve for refunds	421,000	1,905,900 (3)	1,696,900 (3)	630,000
Year ended December 31, 2006				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 39,700	$ 19,700	$ 53,200 (1)	$ 6,200
Reserve for obsolete inventory	158,000	81,800	207,000 (2)	32,800
Liability accounts:				
Reserve for refunds	382,000	1,368,700 (3)	1,329,700 (3)	421,000
Year ended December 31, 2005				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 11,500	$ 73,700	$ 45,500 (1)	$ 39,700
Reserve for obsolete inventory	12,000	150,400	4,400 (2)	158,000
Liability accounts:				
Reserve for refunds	257,000	1,363,500 (3)	1,238,500 (3)	382,000

(1) Uncollectible accounts written off, net of recoveries.
(2) Disposal of obsolete inventory.
(3) Amounts refunded, net of salable amounts returned are shown as a reduction of net sales.

Exhibit 31.1

CERTIFICATION

I, Robert L. Montgomery, Chief Executive Officer of Reliv' International, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Reliv International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Robert L. Montgomery
Robert L. Montgomery
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Steven D. Albright, Chief Financial Officer of Reliv' International, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Reliv International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Steven D. Albright
Steven D. Albright
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Reliv' International, Inc. (the "Company") for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Robert L. Montgomery, as Chief Executive Officer of the Company, and Steven D. Albright, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert L. Montgomery
Robert L. Montgomery
Chief Executive Officer

Date: March 14, 2008

/s/ Steven D. Albright
Steven D. Albright
Chief Financial Officer

Date: March 14, 2008

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

Delaware, February 11, 1985

Ernst & Young LLP

December 31

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.733.1314
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@reliv.com

Nasdaq Stock Market under the symbol RELV.

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

2,180 as of March 1, 2008

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday, May 22, 2008 at Reliv Corporate Headquarters,
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Reliv International maintains a website at www.reliv.com.

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

www.reliv.com | 636.537.9715

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